IAMGOLD®
CORPORATION

Management Information Circular

In connection with the
Annual Meeting of Shareholders
to be held on May 7, 2019

March 26, 2019

2019 Management Proxy Circular

2019 Management Proxy Circular

MANAGEMENT INFORMATION CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this management information circular. It does not contain all of the information that you should consider. Please read the entire management information circular carefully before voting.

Voting Recommendations

Proposal	Board Recommendation
Elect directors of the Corporation.	FOR
Appoint KPMG LLP as auditor of the Corporation and authorize directors to fix their remuneration.	FOR
Approve, in a non-binding, advisory manner, the Corporation's approach to compensation.	FOR

Record Date

You are entitled to vote at the meeting if you were a holder of common shares at the close of business on March 26, 2019.

Vote Deadline

To ensure that your vote is counted, please vote by 5:00 p.m. (EDT) on May 3, 2019.

SHAREHOLDER ENGAGEMENT

Open dialogue with shareholders is a key priority for the Board and shareholders are encouraged to provide feedback. To this end, the Board has adopted a formal shareholder engagement policy which reinforces the commitment to regular and constructive communication and engagement with shareholders and speaks to how this commitment is fulfilled and executive management and the Board may be contacted about perspectives or concerns.

The policy is available at: http://www.iamgold.com/English/corporate/corporate-governance/default.aspx.

Board of Directors

Shareholders can write to the independent Chair of the Board through the Corporate Secretary at: info@iamgold.com

Investor Relations

Our Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to shareholders by email at: info@iamgold.com

Live Broadcasts

Quarterly earnings calls with analysts are broadcast live and are archived on our Investor Relations website at: www.iamgold.com/English/investors/events/events-and-webcasts/default.aspx

Management

The President and Chief Executive Officer and the executive team meet regularly with financial analysts and institutional investors.

Events

The President and Chief Executive Officer and the executive team regularly attend and speak at industry events. A list of upcoming and past events can be found on our web-site at: www.iamgold.com/English/investors/events/events-and-webcasts/default.aspx

Meeting Information

Date: Tuesday May 7, 2019

Time: 4:00 p.m. (EDT)

How You Can Vote

Your vote is important. To ensure that your shares will be represented and voted at the meeting, please submit your vote as soon as possible by one of the following methods:

Internet
You will need to have your proxy form or voting instruction form in hand. Go to the web-site listed on the form that you received and follow the instructions on the screen.

Telephone
You will need to have your proxy form or voting instruction form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

Mail
Complete your proxy form or voting instruction form and return using the enclosed postage-paid envelope.

2019 Management Proxy Circular

IAMGOLD CORPORATION NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held at Arcadian Loft, Room #4, Simpson Tower, 8th Floor, 401 Bay Street, Toronto, Ontario M5H 2Y4, on Tuesday, May 7, 2019 at 4:00 p.m. (EDT), for the following purposes:

1.

to receive and consider the annual report of management to shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2018 and the report of the auditor thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to re-appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation;

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only shareholders of record as at the close of business on March 26, 2019 are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

Registered shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 5:00 p.m. (EDT) on May 3, 2019 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to registered shareholders for this Meeting through www.investorvote.com using the control and access numbers printed on the proxy. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for deposit of proxies may be waived by the Chair, at his discretion, and without notice. If you are a non-registered shareholder such that your shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan) on your behalf, and you wish to vote on any matter before the Meeting, you should contact such intermediary and carefully follow the instructions of the intermediary or its service company regarding how to vote, including when and where a voting instruction form or proxy is to be delivered.

DATED at Toronto, Ontario as of this 26th day of March, 2019.

BY ORDER OF THE BOARD

Stephen J.J. Letwin
President and Chief Executive Officer

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2019 Management Proxy Circular

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held at Arcadian Loft, Room #4, Simpson Tower, 8th Floor, 401 Bay Street, Toronto, Ontario M5H 2Y4, on Tuesday, May 7, 2019 at 4:00 p.m. (EDT), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail; however, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the “Common Shares”).

Registered Shareholders Voting by Proxy

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/ or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose.

In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (EDT) on May 3, 2019 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, registered shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. To vote electronically, registered shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that shareholders exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a shareholder votes electronically he or she is asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

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2019 Management Proxy Circular

Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

a)

in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

a)

be given a voting instruction form which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted); or

b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of the Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, at any time up to and including the last business day preceding the day of the Meeting, or (ii) with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney or a duly authorized attorney of a corporation or other entity, as the case may be; or (c) any other manner permitted by law.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

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2019 Management Proxy Circular

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital and Quorum

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of the shareholders of the Corporation. As at the close of business on March 26, 2019, there were 467,970,217 Common Shares outstanding. The presence of two persons entitled to vote at the Meeting, either as shareholders or proxy holders, and holding or representing not less than twenty-five per cent of the Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

Record Date

The directors of the Corporation have fixed the close of business on March 26, 2019 as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting. In addition to such notice, holders of Common Shares at the close of business on March 26, 2019 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Ownership of Securities of the Corporation

As at March 26, 2019, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, other than Van Eck Associates Corporation, which owns, controls or directs, directly or indirectly an estimated 67,440,193 Common Shares or 14% of the Common Shares outstanding, no person or company, directly or indirectly, beneficially owned, and/or exercised control or direction over, more than ten per cent of the votes attached to all of the Common Shares outstanding.

Currency

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars.

BUSINESS OF THE MEETING

See Appendix B to this Circular for the previous year’s voting results on the following matters comprising the Business of the Meeting. A simple majority of votes cast for, or in favour of, a matter will constitute approval of that matter.

ELECTION OF DIRECTORS

The shareholders of the Corporation will be asked to elect 8 directors for the Corporation. Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation, unless his or her office is earlier vacated or until his or her successor is appointed or elected.

The board of directors of the Corporation (the “Board”) recommends that shareholders vote FOR the election of each of the nominees set out in the following pages. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve. In the absence of any instruction to withhold a vote in respect of a nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees set out in the following pages.

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2019 Management Proxy Circular

OUR DIRECTORS

John E. Caldwell

Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC Corporation, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs, Chief Financial Officer of CAE and Executive Vice President of Finance and Administration of Carling O'Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell is a lecturer for the Institute of Corporate Directors on the subject of board responsibilities for oversight of enterprise risk. Mr. Caldwell is Chairman of and has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005. Mr. Caldwell holds a Bachelor of Commerce Degree from Carleton University and is a Chartered Professional Accountant.

Toronto, Ontario, Canada
Corporate Director

Age: 69
Status: Independent

Joined Board: 2006

2018 Votes in favour: 98.92%

Skills and Experience
- Executive Leadership and Strategic Planning
- Risk Oversight
- Accounting and Audit
- Human Resource Management and Compensation
- Corporate Governance
- Communication and Investor Relations
- Information Technology

2018 Board and committee membership	Attendance
Board of Directors	7 of 7
Audit and Finance Committee (Chair)	4 of 4
Nominating and Corporate Governance Committee	3 of 3
Public board membership	**Board committee membership**
Faro Technologies Inc. (NASDAQ)	- Compensation (Chair) - Nominating (Member) - Audit (Member) - Operational Audit (Member)
Advanced Micro Devices Inc. (NASDAQ)	- Chair of the Board - Nominating and Governance (Chair) - Audit and Finance (Member)

Securities held		
	As of December 31, 2018	Value (CAD$)
Shares	56,621	$283,671
Vested DSUs	24,243	$121,457
Share ownership requirements		
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2018 Retainer
$300,000	1.4x (met)	1.9x

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2019 Management Proxy Circular

Donald K. Charter

Mr. Charter became the Chair of the Board of Directors of IAMGOLD Corporation on May 11, 2015. An experienced corporate director, he serves on a number of public company boards, which, in addition to IAMGOLD, include Lundin Mining, Dream Office REIT and International Petroleum Corporation. Mr. Charter has senior executive leadership experience, in mining and financial services, most recently, as President and CEO of Corsa Coal. Mr. Charter's business experience includes financial services, mining (precious metals, base metals, iron ore, coal) and real estate. He is a graduate of McGill University with degrees in Economics and Law. He began his career in Toronto, building a successful business law practice. He was the founding Chair and CEO of a major independent financial services company having overseen its growth from a startup. Mr. Charter is the Chair of HGC Holdings a private employee owned investment firm specializing in low volatility, highly liquid, event driven mandates. He also sits as the company's representative on the World Gold Council. In addition to his executive leadership positions, Mr. Charter has extensive board level experience having been involved in several corporate boards and having sat on and chaired a number of audit, compensation, governance, special, independent and strategic committees in various corporate situations. He has completed the Institute of Corporate Directors, Directors Education Program.

Toronto, Ontario, Canada
Corporate Director

Age: 62
Status: Independent

Joined Board: 2003

2018 Votes in favour: 94.21%

Skills and Experience
- Executive Leadership and Strategic Planning
- Corporate Finance
- Mergers and Acquisitions
- Legal, Compliance and Regulatory
- Corporate Governance
- Human Resources Management and Compensation

2018 Board and committee membership	Attendance
Board of Directors (Chair)	7 of 7
Nominating and Corporate Governance Committee	3 of 3
Human Resources and Compensation Committee	5 of 5
Public board membership	**Board committee membership**
Dream Office Real Estate Investment Trust (TSX)	- Lead Director - Compensation (Chair) - Audit
Lundin Mining Corporation (TSX)	- Compensation (Chair) - Governance
International Petroleum Corporation (TSX)	- Compensation (Chair) - Governance - Audit

Securities held		
	As of December 31, 2018	Value (CAD$)
Shares	220,274	$1,103,573
Vested DSUs	43,290	$216,883

Share ownership requirements		
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2018 Retainer
$600,000	2.2x (met)	4.0x

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2019 Management Proxy Circular

Ronald P. Gagel

Mr. Gagel is a chartered professional accountant with more than 40 years of professional experience, the last 30 of which have been in the mining sector. In April 2018, he was appointed Executive Vice President, Corporate Affairs of TMAC Resources Inc. Previously, he held the position of Executive Vice President and Chief Financial Officer of TMAC. He has also been a director of other public companies including Dalradian Resources Inc. (now part of Orion Mine Finance), Adriana Resources Inc. (now part of Sprott Resource Holding Inc.), HudBay Minerals Inc., Central Sun Mining Inc. (now part of B2Gold Corp.), Stonegate Agricom Ltd. (now part of Itafos) and FNX Mining Company Inc. Mr. Gagel joined FNX in 2005 as Vice President and Chief Financial Officer and became Senior Vice President and Chief Financial Officer in 2006, a position he held until the merger of FNX with Quadra Mining Ltd. in May 2010. He had previously joined Aur Resources Inc. in 1988, holding roles of increasing responsibility including Vice President and Chief Financial Officer from 1999 to December 2004. Mr. Gagel retired as a director of the Prospectors and Developers Association of Canada in 2015 after serving on the Board for 18 years. He is the 2013 recipient of the PDAC's Distinguished Service Award for his contribution to the PDAC and to the mineral industry in the field of finance. Mr. Gagel was the Chairman of a CPA Canada-PDAC IFRS committee that produces Viewpoints on IFRS accounting issues for the mining industry from 2011 to 2018. Mr. Gagel received his C.A. designation in 1981 with Coopers & Lybrand (now PricewaterhouseCoopers) and holds a Bachelor of Commerce, (Hons.) Business Administration from the University of Windsor and a Bachelor of Science, (Hons.) Zoology from the University of Western Ontario.

Mississauga, Ontario, Canada
Corporate Director

Age: 63
Status: Independent

Joined Board: 2018

2018 Votes in favour: N/A

Skills and Experience
- Executive Leadership and Strategic Planning
- Corporate Finance
- Accounting and Audit
- Mergers and Acquisitions
- Corporate Governance
- Risk Oversight

2018 Board and committee membership		Attendance
Board of Directors		3 of 3
Audit and Finance Committee		1 of 1
Public board membership		**Board committee membership**
Nil		
Securities held		
	As of December 31, 2018	Value (CAD$)
Shares	20,000	$100,200
Vested DSUs	3,978	$19,930
Share ownership requirements		
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2018 Retainer
$300,000	0.4x	1.6x

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2019 Management Proxy Circular

Richard J. Hall

Mr. Hall was appointed a director of IAMGOLD in 2012. Mr. Hall brings over 45 years of exploration, development, mining and corporate experience to IAMGOLD. In addition to IAMGOLD, Mr. Hall currently serves a director of Orla Mining Ltd. Mr. Hall formerly served as Chairman of Klondex Mines Ltd. prior to it being acquired by Hecla Mining as well as President and Chief Executive Officer of Northgate Minerals until it was acquired by AuRico Gold now called Alamos Gold. Mr. Hall also served as President and Chief Executive Officer of Metallica Resources. While at Metallica Resources he was involved in the merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Over the past 11 years Mr. Hall has consulted to the mineral industry and has served on a number of resource sector boards of directors including Chairman of Premier Gold, Chairman of Grayd Resources and director of Kaminak Gold. Mr. Hall also served on numerous audit, compensation and governance committees during his career as well as chairing several special independent committees of boards of directors during various corporate situations. Mr. Hall is involved in several non-profit organizations including, Past President and Life Member of the American Exploration and Mining Association, formerly the Northwest Mining Association, director of the Denver Gold Group, member of both the Investment Committee and Audit Committee of the Society of Economic Geologists (SEG). Mr. Hall holds a Bachelor and a Master's Degree in Geology and an MBA from Eastern Washington University. Mr. Hall has also completed an Executive Development Program at the University of Minnesota. Mr. Hall is a member of the National Association of Corporate Directors and has completed the Institute of Chartered Secretaries and Administrators (ICSA) Directors Education Program and is a member of ICSA.

Silverthorne, Colorado, USA
Corporate Director

Age: 68
Status: Independent

Joined Board: 2012

2018 Votes in favour: 99.19%

Skills and Experience
- Executive Leadership and Strategic Planning
- Mergers and Acquisitions
- Mine Operations
- Mineral Exploration
- Project Development
- Communications and Investor Relations
- Environment, Health, Safety, Corporate Social Responsibility

2018 Board and committee membership		Attendance
Board of Directors		7 of 7
Audit and Finance Committee		4 of 4
Safety, Environment and Reserves Committee (Chair)		8 of 8
Public board membership		**Board committee membership**
Orla Mining Ltd. (TSX-V)		- Compensation (Chair)
Securities held		
	As of December 31, 2018	Value (CAD$)
Shares	93,294	$467,403
Vested DSUs	24,243	$121,457
Share ownership requirements		
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2018 Retainer
$300,000	2.0x (met)	2.7x

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2019 Management Proxy Circular

Stephen J. J. Letwin

Steve Letwin was appointed President and Chief Executive Officer of IAMGOLD on November 1, 2010. He has been a member of the Board of Directors since joining the Company. Specializing in corporate finance, operational management, and merger and acquisitions, Steve brings over 30 years of experience from the highly-competitive resource sector. Steve actively leads his executive management teams with a clear and pragmatic approach to driving business results, creating shareholder value, and achieving sustainable growth. Prior to joining IAMGOLD, Steve was based in Houston, Texas, where he was the Executive Vice President, Gas Transportation & International, with Enbridge Inc. Steve was responsible for Enbridge's natural gas operations, including overall responsibility for Enbridge Energy Partners, as the partnership's Managing Director. In 1999, he joined Enbridge as President and Chief Operating Officer, Energy Services, based in Toronto, Canada. Before joining Enbridge, Steve served as President & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy. Mr. Letwin holds an MBA from the University of Windsor, is a Certified General Accountant, a graduate of McMaster University (B.Sc., Honors), and a graduate of the Harvard Advanced Management Program. Throughout his career, Steve has actively demonstrated his commitment to voluntary leadership. His most recent community affiliations have included Director, Corporate Campaign Committee of Texas Children's Hospital; Patron, UNICEF Alberta, Canada; and Director, YMCA Calgary, Canada. For his commitment to the community, Steve was awarded the 2006 Alberta Centennial Medal.

Toronto, Ontario, Canada
President & CEO since 2010

Age: 63
Status: Non-Independent (Management)

Joined Board: 2010

2018 Votes in favour: 96.3%

Skills and Experience
- Executive Leadership and Strategic Planning
- Corporate Finance
- Mergers and Acquisitions
- Accounting and Audit
- Project Development
- Environment, Health, Safety, Corporate Social Responsibility
- Communications and Investor Relations
- Government and International Relations
- Human Resources Management and Compensation

2018 Board and committee membership		Attendance
Board of Directors		7 of 7
Public board membership		**Board committee membership**
Hess Midstream Partners LP (NYSE)		Nil
ONENERGY Inc. (TSX-V)		- Chair of the Board
Securities held		
	As of December 31, 2018	Value (CAD$)
Common Shares and Unvested RSUs	1,413,238	$7,080,322
Share ownership requirements		
Please see "Executive Share Ownership" on pages 22 and 37 for more details on Mr. Letwin's share ownership which currently exceeds his target.

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2019 Management Proxy Circular

Mahendra Naik

Mr. Naik has been involved with IAMGOLD since its inception in 1990 as one of the founding directors' and Chief Financial Officer ("CFO"). As CFO from 1990 to 1999, Mr. Naik led the joint venture with AngloGold and in project debt financings in excess of U.S. $350 million for both Sadiola and Yatela mines. In addition, Mr. Naik led equity financings in excess of U.S. $150 million including IAMGOLD's initial public offering in 1996. From 2000 to date, as a director, Mr. Naik has been a member of the audit and compensation committees. Mr. Naik is the Chairman of the Board, Audit and compensation committees of Fortune Minerals Limited, a TSX listed company. Since 2003, Mr. Naik has been a director of Goldmoney Inc., a TSX listed precious metals financial services company and is Chairman of the audit and compensation committees. Mr. Naik is also a director and Chairman of the Audit committee for M2Cobalt Corporation. Mr. Naik is involved in a number of non-profit organizations including the Indus Entrepreneurs and Trillium Hospital Foundation.

Mr. Naik is a Chartered Professional Accountant and practised for nine years with a major accounting firm. He holds a Bachelor of Commerce degree from the University of Toronto.

Markham, Ontario, Canada
Corporate Director

Age: 60
Status: Independent

Joined Board: 1990

2018 Votes in favour: 91.8%

Skills and Experience
- Executive Leadership and Strategic Planning
- Corporate Finance
- Accounting and Audit
- Human Resource Management and Compensation
- Corporate Governance
- Government and International Relations
- Information Technology

2018 Board and committee membership		Attendance
Board of Directors		7 of 7
Audit and Finance Committee		4 of 4
Human Resources and Compensation Committee		5 of 5
Public board membership		**Board committee membership**
Fortune Minerals Limited (TSX)		- Chair of Board - Audit (Chair) - Compensation (Chair)
Goldmoney Inc. (TSX)		- Audit (Chair) - Compensation (Chair)
M2 Cobalt Corporation (TSX-V)		- Audit (Chair)
Securities held		
	As of December 31, 2018	Value (CAD$)
Shares	474,285	$2,376,168
Vested DSUs	47,662	$238,787
Share ownership requirements		
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2018 Retainer
$300,000	8.7x (met)	14.3x

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2019 Management Proxy Circular

Timothy R. Snider

Mr. Snider is the Chair of Cupric Canyon Capital, LLC., a private equity company that invests in copper mining assets worldwide. He was formerly President and Chief Operating Officer of Freeport McMoRan Copper and Gold, and its predecessor Phelps Dodge Corporation where he spent 38 years of his career. In addition to IAMGOLD, Mr. Snider is a director of Teck Resources and the Nature Conservancy (Arizona chapter). He is also a former director of Cia. De Minas Buenaventura and of Compass Minerals based in Overland Park, Kansas where he served as Chair of the Compensation Committee. Mr. Snider is also involved in several non-profit organizations, including the University of Arizona's Institute for Mineral Resources (founding Chair), the Northern Arizona University Foundation Board, and the Mining Foundation of the Southwest. He was inducted into the American Mining Hall of Fame and received the Jackling Award and Richards Award for innovation from the Society of Mining and Metallurgical Engineers.

Tucson, Arizona, USA Chair of Cupric Canyon Capital, LLC

Age: 68
Status: Independent

Joined Board: 2011

2018 Votes in favour: 98.28%

Skills and Experience
- Executive Leadership and Strategic Planning
- Mineral Exploration
- Mine Operations
- Project Development
- Environment, Health, Safety, Corporate Social Responsibility
- Human Resources Management and Compensation

2018 Board and committee membership		Attendance
Board of Directors		7 of 7
Human Resources and Compensation Committee (Chair)		5 of 5
Safety, Environment and Reserves Committee		8 of 8
Public board membership		**Board committee membership**
Teck Resources Limited (TSX, NYSE)		- Compensation - Audit - Governance and Nominating
Securities held		
	As of December 31, 2018	Value (CAD$)
Shares	168,849	$845,933
Vested DSUs	24,243	$121,457
Share ownership requirements		
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2018 Retainer
$300,000	3.2x (met)	4.4x

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2019 Management Proxy Circular

Sybil E.Veenman

Ms. Veenman is a senior executive with over 20 years of mining industry experience and serves on a number of public company boards. Most recently, as Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company's significant M&A and financing transactions and involved in a wide range of operational, regulatory, political and social aspects of the mining business. Prior to that, she served as Associate General Counsel and Secretary for Lac Minerals Ltd. and previously practiced law with a large law firm from 1989 until 1994. She holds a Law degree from of the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute.

Toronto, Ontario, Canada
Corporate Director

Age: 55
Status: Independent

Joined Board: 2015

2018 Votes in favour: 98.84%

Skills and Experience

- Executive Leadership and Strategic Planning
- Mergers and Acquisitions
- Legal, Compliance and Regulatory
- Corporate Governance
- Environment, Health, Safety, Corporate Social Responsibility
- Human Resources Management and Compensation

2018 Board and committee membership	Attendance
Board of Directors	7 of 7
Nominating and Corporate Governance Committee (Chair)	3 of 3
Safety, Environment and Reserves Committee	8 of 8
Public board membership	**Board committee membership**
Noront Resources Ltd. (TSX-V)	- Compensation, Corporate Governance and Nominating - Environmental, Health, Safety and Sustainability
Royal Gold, Inc. (NASDAQ)	- Compensation, Corporate Governance and - Nominating
NexGen Energy (TSX and NYSE)	- Compensation - Nominating and Corporate Governance

Securities held		
	As of December 31, 2018	Value (CAD$)
Shares	36,264	$181,683
Vested DSUs	24,243	$121,457
Share ownership requirements		
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2018 Retainer
$300,000	1.0x (met)	1.5x

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Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at March 26, 2019.

In respect of the election of directors, in non-contested elections, the Corporation has adopted a majority voting policy that is described in the Corporation’s Statement of Corporate Governance Practices found later in this Circular. Essentially, and subject to the provisions of the policy, in order to be elected as a director, a nominee must receive more votes for his or her election than are withheld.

Further information about the nominees for election as directors of the Corporation may be found in the most recent Annual Information Form of the Corporation, under the heading “Item VII – Directors and Officers”, at pages 143-145, which has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, and incorporated in the most recent Form 40-F of the Corporation filed in the United States on the system for Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”), at www.sec.gov/edgar.shtml, such information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the election of the directors. The elected directors will hold office until the close of the next annual meeting of shareholders of the Corporation, unless his or her office is earlier vacated or until his or her successor is appointed or elected.

RE-APPOINTMENT OF AUDITOR

KPMG LLP is the Corporation’s corporate auditor. The Board recommends that shareholders vote FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

The aggregate fees incurred by KPMG LLP in each of the last two financial years of the Corporation are as follows:

Amount in USD	2018	2017
Audit Fees(1)	1,192,000	1,181,000
Audit-Related Fees(2)	181,000	162,000
Tax Fees(3)	6,000	27,000
Other Fees(4)	205,000	111,000
Total - USD	1,584,000	1,481,000

(1)	Audit Fee: The aggregate fees incurred by the Corporation’s external auditor in each of the last two fiscal years for audit services were $1,192,000 in 2018 and $1,181,000 in 2017.

(2)

Audit-related Fees: The aggregate fees incurred in each of the last two fiscal years for assurance and related services by the Corporation’s external auditor that are not included in the above paragraph were $181,000 in 2018 and $162,000 in 2017. The audit-relate fees relate to services provided in connection with statutory filings and transactions completed by the Corporation.

(3)

Tax Fees: The aggregate fees incurred in each of the last two fiscal years for professional tax services rendered by the Corporation’s external auditor were $6,000 in 2018 and $27,000 in 2017. The professional tax services related to corporate tax compliance, tax planning and other related tax services.

(4)

Other Fees: The aggregate fees incurred in each of the last two fiscal years for other services rendered by the Corporation’s external auditor were $205,000 in 2018 and $111,000 in 2017. The other services related to cyber security and assessment of current state processes.

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ADVISORY VOTE ON THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation”. As a formal opportunity to provide their views on the disclosed objectives and structure of the Corporation’s pay for performance compensation model, shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

•	Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board that the shareholders accept the approach to executive compensation disclosed in the Circular.

The Human Resources and Compensation Committee (the “HRCC”), and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance as well as whether any compensation consultant was retained. The pay for performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

STATEMENT OF EXECUTIVE COMPENSATION

To Our Fellow Shareholders

On behalf of the HRCC and the Board, we are pleased to share with you our report on executive compensation. The HRCC believes the Corporation’s executive compensation program demonstrates a pay-for-performance philosophy that motivates executives to create long term value throughout the business cycle. We believe our approach to executive compensation focuses our leaders on operational excellence and effective corporate management, while directly connecting to the shareholder experience. Below are some highlights of our philosophy and the 2018 compensation results as they relate to the Corporation’s performance.

Executive Compensation Philosophy and Process

We believe our shareholders and stakeholders are best served when executives are motivated to manage effectively throughout the entire business cycle. The majority of our executives’ total compensation is based on operational excellence, shareholder value creation, the health and safety of our employees, cash and balance sheet management, sustainability and growth of reserves and resources. We recognize that the current results achieved in each of the performance metrics in our compensation plans is the culmination of multiple years of work and multi-year performance is an important element in our overall compensation philosophy.

A large part of our program is comprised of variable pay linked to performance.

•

Annual cash incentives (Cash Incentive Plan or “CIP”) that reward executives for the achievement of strategic, operational, mineral resource inventory, and financial objectives, plus a measure of individual performance; and

•

Annual performance-based equity incentive awards (Equity Incentive Plan or “EIP”), comprised of stock options and restricted share units (“RSUs”) which reward executives’ sustained multi-year performance and align them with performance over the longer-term (i.e. 7 years after a grant of options and 3 years after a grant of RSUs).

Each of these elements of executive compensation contributes to both the near-term and long-term success of the business. Finally, our plan is designed to be flexible which allows us to respond to the ever changing landscape of our business.

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Engaging with our Shareholders

The HRCC and the Board are committed to engaging with our shareholders on matters like executive compensation and other matters that are important to our shareholders. IAMGOLD introduced the non-binding say-on-pay vote in 2010, with the following historical results of “for” votes: FY2017: 95.06%, FY2016: 67.85%, FY2015: 89.49%, FY2014: 97.19%, FY2013: 86.76%, FY2012 95.61% and FY2011: 97.79% .

In 2018, board members as well as members of the executive leadership team have held multiple open and constructive meetings with key shareholders and analysts. Our objective was to openly discuss how incentive awards are determined, illustrate how the Corporation’s performance is a key factor in our compensation decisions as well as demonstrate how the executive compensation plan is aligned with the creation of long-term value for our shareholders.

Although we have been successful in maintaining a strong pay for performance alignment over the years, we took note of our shareholders’ request for a closer link between the Corporation’s financial performance and executive compensation. Consequently, after a considerable amount of analysis, the HRCC is making changes to key elements of the executive compensation program for fiscal year 2019.

In summary (see pages 30, 32 and 33 for further details):

	What we heard:		Our action plan:

•	Executives are not subject to performance-vesting LTI awards	•	Introduce performance share units (“PSUs”) representing 50% of EIP mix

•	The Corporation’s financial performance should have a greater impact on executives’ compensation, to the same extent it impacts shareholders	•	Review CIP scorecard to put greater emphasis on financial metrics with the addition of a “per share” metric

		•	Allocate significant weighing on financial metrics (free cash flow per share and all-in sustaining costs) within the overall CIP scorecard

•

PSUs will vest conditional on the Corporation 3-year Total Shareholder Return (“TSR”) performance relative to the S&P/TSX Global Gold Index (the “Index’) performance and conditional on how invested capital is effectively managed and generates return to shareholders (return on invested capital “ROIC”)

IAMGOLD’s Performance in 2018

2018 was a successful year for the Corporation across a number of measures, which contributed to execution of the Corporation’s growth strategy and priorities. The strategic accomplishments of the year include the following:

•	3-year TSR outperforming the Index	•	Began commissioning of the oxygen plant at Essakane and the carbon-in-column plant at Rosebel

•	Achieved guidance on 2018 production and all-in sustaining costs
		•	Announced initial resources at Monster Lake, Eastern Borosi and Gossey

•	Maintained a strong balance sheet
		•	Enjoyed significant greenfield success at both Nelligan and Diakha-Siribaya
•	Adjusted net earnings attributable to equity holders up $0.5M from 2017

•

Building a framework for the role of technology in mining – in 2018, we completed the 15MWp hybrid solar/thermal power plant for our Essakane operations and invested in blockchain systems that can identify our gold production as ethically sourced

•	Increased proven and probable reserves by 23%

•	Delivered robust feasibility studies for both the Côté Gold Project and the Boto Gold Project

•	Declared reserves at Saramacca and commenced development to deliver that ore to the Rosebel mill

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More specifically, in terms of growth, in 2018, our exploration program delivered an increase of 3.4 million ounces of gold in reserves and 3.1 million ounces in resources (100% basis), exceeding the target of 1.5 million ounces. The 2018 highlights in Exploration are:

•	Announced a 39% increase in reserves in June 2018 at Essakane with the conclusion of the Heap Leach Project pre-feasibility study;

•	Reported a 51% increase in reserves at Rosebel, with Saramacca accounting for nearly two-thirds of the 1.6 million- ounce increase on an attributable basis;

•	Announced a new inferred mineral resource estimate at the Eastern Borosi joint venture project in Nicaragua;

•	Reported an initial resource at the Monster Lake Joint Venture;

•	Reported an initial resource at its Gossey deposit, located approximately 15 kilometres northwest of the Essakane operations in Burkina Faso.

Alignment of Pay and Performance for 2018

As discussed above, Executives’ performance is measured against a number of critical metrics or key performance indicators which drive long term value. The HRCC considers performance against both predetermined target objectives, aligned with the then current strategy of the Corporation, relative outcomes and management’s ability to react to unforeseen economic factors (including commodity prices and currency exchange rates) in determining both the cash incentive payouts and equity incentive awards. As discussed with respect to the equity awards, the HRCC also considered the three-year history of achievement against goals.

The Corporation’s executive compensation plan gives the HRCC an appropriate level of flexibility to ensure balanced compensation decisions, including the ability to consider historical performance trending and current shareholder experience without being bound by any formulaic outcomes or targeted cash or equity award levels that can lead to unwarranted grant levels and payouts in the future.

Aligned with our pay-for-performance philosophy, a significant majority of executive pay is “at risk”. As a percentage of actual total direct compensation, named executive officers (“NEOs”) at risk pay represents 69% of total direct compensation in 2018. To date, we believe the results have shown a strong relationship of executive “at risk” compensation to long-term corporate and executive performance. To further mitigate the risk of short-term thinking and risk-taking behaviours, management is strongly encouraged, through their tenure, to hold real shares of the Corporation under the Share Ownership Guidelines (described below in the Compensation Discussion and Analysis). Further, the RSU plan settles in shares, not cash, at the end of a 36-month vesting period to facilitate share ownership. The President & CEO has elected to hold all share units once vested, since 2010. Total equity holdings (held directly and indirectly) by the President & CEO is 723,038 Common Shares and 690,200 unvested share units as of December 31, 2018 with a total value of $7,080,322.

The following outlines key factors and outcomes relating to 2018 pay-for-performance decisions:

Fair recognition of achievements: In 2018 the Corporation achieved exceptional organic growth through the addition of resources and reserves, met guidance on production and AISC, and delivered on an exceptional sustainability record. Results in cash management missed targets. As per our CIP scorecard, results were as follows (compared to a target of 1.0):

  Reserve Replacement was above maximum target for a score of 1.5.

  Additional Resources through Strategic Initiatives were above maximum target with a score of 1.5.

  Gold production was above target for an overall score of 1.2.

  All-in sustaining costs missed target point for a score of 0.73.

  Sustainability was at maximum target for a score of 1.5.

  Free cash flow missed the threshold target and scored at 0.

Relative TSR Performance: In 2018, the Corporation’s 3-year Relative TSR continued to be strong and outperform the Index by 370%. After two years of outperforming the Index on the 1-year TSR, target was missed in 2018 as the Corporation’s share price decreased in absolute terms. This negatively impacted 2018 cash and equity awards for executives.

For 2018, the Health Safety & Sustainability (‘HSS”) overall score combining both sustainability and health & safety is above target. The Corporation outperformed its sustainability targets, largely attributed to security measures taken to keep both our employees and assets secure from external threats. Although both our DART (Days Away, Restricted or Transferred Duties) and TRI (Total Recordable Incident) rates underperformed vs targets, the Corporation has already taken action and is implementing, at each site, additional prevention training, procedures & guidelines with strong leading indicators. A full prevention system is being deployed in 2019.

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Merit salary increases: At the beginning of 2018, after analyzing peer group compensation and market research, the HRCC approved merit increase of between 0% and 2.8% for four of the NEOs, plus a market adjustment for one NEO providing him a total increase of 19% (merit + adjustment). The additional market adjustment was for the Senior Vice President of Exploration whose role and impact are front and center to the Corporation’s growth strategy

Both cash and equity grants for 2018 are aligned with IAMGOLD’s performance. Cash awards ranged between 86% and 99% of target depending on the individual weighting of corporate, operating, health, safety and sustainability and individual performance metrics. Equity awards ranged between 42% and 54% of Total Direct Compensation.

Outstanding equity awards are worth approximately 31% of grant date fair values reported – The value of outstanding equity awards decreased compared to their value at the end of 2017, aligned with the decrease in the Corporation’s share price over the same period (1-year TSR -33%). At the end of 2018, the average value of all the NEOs’ outstanding equity grants made from 2012 to 2017 was at 31% of the fair value on grant date

In Summary

IAMGOLD’s executive compensation program and practices are described in detail over the following pages of the Compensation Discussion and Analysis. The HRCC believes that the compensation program continues to be a pay for performance approach, aligned with shareholder experience and supports its goal of rewarding executives for the long-term creation and preservation of value for shareholders.

Submitted by the 2018 HRCC on behalf of the Board of Directors, Timothy R. Snider (Chairman), Donald K. Charter and Mahendra Naik

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the Corporation’s approach to executive compensation by outlining the processes and decisions behind what the Corporation paid its executive officers, including those who were, during, or as at the end of the Corporation’s financial year ended December 31, 2018, the CEO, CFO and the three other most highly compensated executive officers of the Corporation are the NEO’s. The NEOs for 2018 are:

•	Stephen J.J. Letwin, President and CEO;

•	Gordon Stothart, Executive Vice President and Chief Operating Officer (“EVP & COO”);

•	Carol Banducci, Executive Vice President and Chief Financial Officer (“EVP & CFO”);

•	Jeffery Snow, General Counsel, Senior Vice President, Business Development (“SVP, Legal”); and,

•	Craig MacDougall, Senior Vice President, Exploration (“SVP, Exploration”).

Compensation Program Oversight and Governance

The fundamental objective of IAMGOLD’s executive compensation approach is to motivate and reward executives for the long-term creation and preservation of shareholder value. In addition, it must reflect annual challenges and successes. To attain these objectives, the Corporation’s executive compensation programs and policies are designed with the following principles:

•	Attract, retain, motivate and reward high-caliber executive talent;

•	Link the compensation model directly to specific and measurable financial, operational, HSS and individual performance objectives which are set annually to reflect the Corporation’s strategy;

•	Motivate high-performers to achieve exceptional levels of performance through rewards;

•	Provide the HRCC with the flexibility to exercise judgement to ensure appropriate overall compensation results;

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•	Align compensation with the risk profile of the Corporation; and,

•	Encourage executives to own shares of the Corporation to more fully align the interests of management with those of our shareholders.

The Corporation sets an annual budget which is prepared in the context of a five year forward-looking forecast and in conjunction with the full “life-of-mine” plans. We consider these targets and require the executives to “outperform” them while operating responsibly. The nature of mining operations requires a long-term approach to mine design, operations, ore reserves, and exploration. Accordingly, the annual budget, which is the basis for the incentive plan objectives for the year, is designed to position the Corporation to deliver shareholder value over the long-term.

Role of the HRCC

•	As part of its Board-approved mandate, the HRCC:

•	Recommends to the Board for approval, the goals and objectives of the President & CEO, and approves the goals and objectives of all other executives, based on the Board-approved budget and corporate strategy, against which the performance of the President & CEO and all other executives are assessed;

•	Reviews the President & CEO’s responsibilities periodically and from time to time recommends to the Board changes to such responsibilities;

•	Leads the annual review and evaluation process of the President & CEO’s performance and reports results to the Board;

•	Reviews the performance of the other NEOs, based on a report submitted by the President & CEO;

•	Recommends to the Board for approval, the salary and cash incentive award for the President & CEO, and approves the salaries and cash incentive awards for all other executives, based on performance;

•	Recommends to the Board for approval, the equity incentive award for the President & CEO, and approves the equity incentive awards for all other executives, in the form of RSUs and/or stock options, based on performance;

•	Administers the Corporation’s Share Incentive Plan under which such equity-related compensation is granted;

•	Reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, total compensation practices, talent management practices and executive development programs;

•	Reviews any employment agreement between the Corporation and an executive officer including terms addressing retirement, termination of employment or other special circumstances and, if appropriate, recommends to the Board for approval; and

•	Reviews the operation and administration of the Corporation’s retirement benefit plans.

Composition of the HRCC

The Board has determined that the HRCC is to be comprised of at least three directors, each of whom must be independent under applicable laws, policies and stock exchange rules. In addition, keeping with governance best practice, the HRCC should consist of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

As at December 31, 2018, the members of the HRCC were Mr. Timothy R. Snider (Chairman), Mr. Donald K. Charter and Mr. Mahendra Naik. Mr. Charter has stepped down from the HRCC in January 2019 and he has been replaced by Mr. Ronald Gagel. Mr. Gagel participated in the discussions and decisions pertaining to the NEOs’ 2018 incentive awards, in Q1 of 2019. Please refer to the bios of the HRCC members on pages 5 to 12.

Activities of the HRCC with respect to 2018

Each year, the HRCC finalizes the executive compensation plan once the Corporation’s strategic plan and annual budget for that year are approved by the Board. The HRCC determines CIP payouts (cash settled) and EIP grants (100% equity-settled) in the first quarter of the fiscal year following the relevant period, once audited year-end financial statements are available. Accordingly, deliberations with respect to the 2018 financial year occurred in Q4 2017, during 2018 and in Q1 2019. The HRCC met five times in 2018.

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In the execution of its mandate, the HRCC:

•	Assessed the effectiveness of the existing compensation plan, including a review of the Corporation’s compensation philosophy, methodology and program design to ensure relevancy and appropriateness;

•	Recommended to the Board for approval the executive compensation plan for 2018, based on 2018 approved budgets and with a view to advancing the corporate strategy adopted by the Board;

•	Assessed the 2018 performance of executives against their individual objectives;

•

Recommended to the Board for approval the 2018 compensation payable consistent with the 2018 executive compensation plan, the individual performance of the President & CEO and the President & CEO’s recommendation for the other NEOs, taking into consideration proper pay for performance alignment of President & CEO and other NEOs compensation;

•	Verified executives’ compliance with their minimum share ownership guidelines;

•	Verified the President & CEO’s compensation pay for performance alignment at multiple times during the year;

•	Reviewed the succession plans for the President & CEO and other senior executives and updated development plans;

•	Reviewed and confirmed the Corporation peer group, in alignment with the selection criteria;

•	Reviewed the potential for any material risks arising from the executive compensation plan; and

•	Engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters.

During 2018, the HRCC has also:

•

Modified the formula used as a reference to calculate the CIP awards so that the individual performance is weighted and added to the Corporation’s performance instead of multiplying it, consequently adjusting the weighting of performance factor categories within the CIP formula (see page 26 of the Circular);

•	Reviewed the CIP scorecard effective in 2019, to bring greater focus on financial metrics (see page 30 of this Circular);

•	Updated the methodology to determine the EIP grants (see page 33 of this Circular);

•	Added PSUs to the EIP mix, effective with the FY2019 grant (see pages 32 and 33 of this Circular);

•	Clarified disclosure on metrics used to determine EIP awards; and

•	Amended the President & CEO’s employment contract with the addition of provisions in case of retirement.

Succession Planning for the President & CEO

Annually, the HRCC reviews the talent management and succession planning framework used for the NEOs and other executives, as well as the annual talent management plan. As part of the in-camera discussion on the President & CEO’s performance, the HRCC members update the President & CEO succession plan and assess potential risks related to this plan.

In 2018, HRCC and the Board held in-camera discussions on potential successors to the President & CEO, and to each NEO, and assessed the degree of readiness and fit for the roles, considering the types of challenges that will need to be managed in the next 3 to 5 years. The succession planning for the President & CEO and for the NEOs is kept confidential at the Board level.

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Compensation Risk Management and Good Governance Practices

IAMGOLD’s compensation program and practices have been established to ensure appropriate alignment with the long-term success of the organization, near-term challenges and good governance practices. The executive compensation plan includes four components: base salary, CIP (annual award settled in cash), EIP (annual grants settled in shares at vesting), and benefits and perquisites. The HRCC believes the executive compensation program:

•	Effectively balances pay for performance and retention of highly skilled executives;

•	Mitigates the risk of excessive high or low compensation; and

•	Encourages executives to consider how short-term actions, continuous improvement and multiple year projects contribute to long-term value creation for shareholders, management, employees, and all stakeholders.

The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from the executive compensation plan and more specifically from the:

•	Pay philosophy and practices;	•	Performance measurement; and

•	Design of the program;	•	Compensation governance.

The HRCC engaged Willis Towers Watson (“WTW”) to conduct a comprehensive review of the 2018 executive compensation program risk. Based on this review, neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would reasonably be likely to have a material adverse effect on the Corporation. Some specific risk-mitigating and good governance design features of the 2018 executive compensation program include: an appropriate pay mix, share ownership rules and trading policies, pay for performance calibration and scenario testing, award payment caps, awards based on both formulaic and discretion, clawback condition, absolute and relative metrics and robust compensation decision making process.

Area of Focus		Executive Compensation Design Features
Program Design	•

Majority of executive total direct compensation is performance-based and “at risk”. On average, target performance-based compensation, (i.e. target CIP and EIP), made up approximately 70% of NEOs’ 2018 target total direct compensation.

•

Cash and equity awards are 100% performance-based and earned, not guaranteed, with equity grants having significant vesting periods to ensure that executive interests are aligned with shareholders over a long term.

	•	Cash and equity incentive formula factors are capped to avoid excessive or extreme compensation awards.

	•	Performance objectives and related compensation outcomes are measurable and pre-defined.

•

HRCC retains discretion to adjust the compensation of an executive, as it deems appropriate, to ensure that pay outcomes match actual performance outcomes and the shareholder experience. Both the CIP and EIP frameworks are intended to serve only as guidelines for the HRCC.

Cash Incentive Plan (CIP)	•	The CIP includes balanced performance measurement representing for 2018, corporate, operational, HSS and individual performance goals.

	•	Challenging performance targets are pre-defined in conjunction with the annual budgeting process.

	•	The CIP design incorporates risk mitigating performance measures such as relative TSR measures and performance targets.

•

The impact of gold commodity prices are minimized through use of relative TSR performance against the S&P/ TSX Global Gold Index and using a budgeted gold price where appropriate to set operating goals.

	•	The result of each performance metric is capped and also has a threshold under which the metric result would be zero.

	•	The award payouts are capped at two times target bonus regardless the level of performance achieved, except under unusual circumstances as per HRCC discretion.
Equity Incentive Plan (EIP)	•	Grant levels are not fixed but are rather determined based on the HRCC’s review of overall performance outcomes over three years, and considering current share price.

•

Annual variable grants with staggered and overlapping vesting schedules (RSUs cliff vest after 36 months and stock options vest over 5 years) ensure executives continually focus on future value creation.

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Additional Governance	•

Potential awards under the CIP and EIP are regularly “stress-tested” to avoid unintended behaviours and compensation outcomes. Scenarios are reviewed regularly, e.g. CEO pay-for-performance alignment under ISS and Glass Lewis models at least twice in the year, scenarios of various EIP grants are considered prior to awards to make sure the plan is operating correctly.

•

Clawback Policy provision is included in the executive compensation plan for incentive compensation granted and/or settled, where the underlying performance for such grant / award is subsequently unfounded (e.g. upon a material earnings restatement).

	•	NEOs and other executives are subject to share ownership guidelines.

	•	IAMGOLD holds an advisory vote on the Corporation’s approach to executive compensation.

	•	The compensation plan precludes stock option backdating.

	•	The HRCC meets in-camera after each meeting for additional compensation and talent management discussions.

	•	An independent advisor is retained by the HRCC to provide external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

Anti-hedging Policy

To further align the interests of executives and directors with the creation and protection of short-term and long-term value for shareholders, the Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD’s equity securities.

Management’s Role in Compensation Decision-Making

As part of the annual compensation cycle, the President & CEO recommends corporate, operational, HSS and individual objectives for each executive. Objectives are based on the Board-approved annual budget and corporate strategy. According to the President & CEO’s year-end assessment of performance, policy guidelines, competitive benchmark data and industry practice, the President & CEO provides the HRCC with recommendations with respect to executives’ base salary increases, cash incentives, and equity grants. The SVP Corporate Affairs, HSS, & People assists the President & CEO with compensation recommendations regarding the executives (excluding his own). Other executives are not involved in any compensation-related decisions with respect to executives (including NEOs).

At the beginning of each year, the President & CEO provides the HRCC with a draft of his individual objectives. These objectives are finalized after feedback is received from the HRCC and the Board. At the end of the year, the HRCC reviews the President & CEO’s performance against these individual objectives and overall corporate performance. Compensation recommendations are then made from the HRCC to the Board for approval.

Management also collects and summarizes competitive compensation data, company financial and market performance data for the HRCC’s consideration in its decision making. The specific comparator group against which compensation practices are assessed is described further under “Pay Peer Group”.

Compensation Consultants

The HRCC from time to time retains compensation consultants to provide expert and independent advice regarding compensation policies and decisions. The consultants provide support to the HRCC and act only on instructions provided or approved by the HRCC Chair. The consultant does not perform work other than work pre-approved in writing by the HRCC Chair. HRCC decisions and recommendations to the Board are its responsibility and may reflect factors and considerations other than the information and recommendations provided by compensation consultants.

The HRCC has retained WTW since 2011 for services related to executive compensation. WTW reports directly to the HRCC. The HRCC continues to confirm WTW’s independence through the continual review of the factors set out by the Securities and Exchange Commission that compensation committees should consider when selecting and the monitoring the independence of their compensation advisors.

Executive Compensation-Related Work:

In 2018, WTW provided support to the HRCC in reviewing meeting materials prepared by management and attending some HRCC meetings, reviewing competitive total direct compensation levels as provided by management, advising on peer group review, advising on the review of CIP metrics and on the integration of PSUs to the EIP mix, and reviewing executive compensation disclosure.

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In addition to the work typically performed on an annual basis, WTW has also provided ad hoc advice in the first quarter of 2018 related to the Corporation’s request to its shareholders to amend its Share Incentive Plan. During 2018, WTW also supported the HRCC in the changes made to the design of the incentive programs, adding stronger focus on financial metrics and improving pay for performance alignment.

Other Consulting Services:

During 2018, the Corporation engaged Willis Canada Inc., a Willis Towers Watson company, to provide services for the management of commercial and casualty insurance programs. Almost all of the “Other Consulting Services” are related to fees to Willis Canada Inc., which are mainly wholesale commissions and insurance-related fees. The Corporation’s management also purchased one compensation survey report at a cost of $4,000.

The table below summarizes fees paid to WTW over the past two years in respect of executive compensation and other consulting services:

	2018			2017
Independent			Independent
Executive			Executive
Compensation	Other Consulting		Compensation	Other Consulting
Related-Fees	Services Fees	TOTAL	Related-Fees	Services Fees	TOTAL
$201,603	$137,676	$339,279	$107,710	$231,786	$339,496

Executive Share Ownership

Share ownership guidelines stipulate that ownership is to be attained within three years of the later of: joining the Corporation, appointment to the relevant executive level or the effective date of the amended share ownership policy (January 1, 2016). Ownership levels can be achieved through the accumulation of Common Shares and vested and unvested restricted share units. Share ownership guidelines vary by executive level and are represented by a multiple of base salary.

The guidelines are as follows:

Executive Position/Level	Share Ownership Target Effective in 2018 (multiple of base salary)
President & CEO	3.0x
Executive Vice President	2.0x
Senior Vice President	1.5x

As of December 31, 2018(1), all NEOs have achieved their share ownership guidelines as indicated below:

Named Executive Officer	Share Ownership Target Multiple of Salary	Actual Share Ownership
		Total Value at Dec. 31, 2018	Multiple of Salary
Stephen J.J. Letwin President & CEO	3.0	$7,080,322	7.7
Gordon Stothart EVP & COO	2.0	$2,514,324	4.6
Carol Banducci EVP & CFO	2.0	$2,087,943	4.4
Jeffrey Snow SVP, Legal	1.5	$1,873,500	4.4
Craig MacDougall SVP, Exploration	1.5	$1,379,989	3.1

(1)	Based on December 31, 2018 closing price of $5.01 and total shares owned as well as unvested RSUs.

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Pay Peer Group

Each year, to assist with compensation decisions, the HRCC reviews market data and assesses the competitiveness of direct and total compensation for executives (including NEOs). The market data is used as a reference point only and the HRCC does not target a specific competitive position of the comparator group to set executive compensation levels.

In creating and maintaining its comparator group, the Corporation considers organizations that are similar in size and scope of operations and are representative of the market within which the Corporation competes for senior executive talent. When selecting comparators, the Corporation applies the following criteria:

• Industry: Gold mining companies;	• Corporate structure: publicly-traded on the TSX; and,

• Geography: headquartered in Canada with	• Similar size: revenue greater than $100 million and
international operations;	market capitalization less than $10 billion.

No Change in Peer Group during 2018

The HRCC analyzed the metrics of the companies that are in the existing peer group as well as the metrics of other companies that could potentially be included in the peer group. After analysis and discussions, the HRCC concluded that it was maintaining the selection criteria enumerated above as such and that companies in the existing peer group were meeting these criteria in a satisfactory way. Consequently, the HRCC decided to maintain the peer group the same as the 2017 one. No change was made to the peer group in 2018.

Company	Scope Information(1)
	Market Cap	Revenue	Total Shareholder Return
	31-Dec-18	FY2017	1 Year	3 Year
Agnico Eagle Mines Limited	$12,792	$2,812	-4%	16%
Kirkland Lake Gold Ltd.(2)	$7,464	$937	86%	-
Kinross Gold Corporation	$5,501	$4,142	-19%	21%
Yamana Gold Inc.	$3,047	$2,262	-17%	8%
B2Gold Corporation	$3,952	$801	3%	42%
Alamos Gold Inc.	$1,921	$681	-40%	3%
Centerra Gold Inc.	$1,711	$1,504	-9%	-3%
SSR Mining Inc.	$1,984	$563	49%	32%
SEMAFO Inc.	$961	$325	-17%	-6%
Eldorado Gold Corporation	$633	$491	-56%	-42%
New Gold Inc.	$608	$758	-75%	-31%

Percentile Statistics
25th Percentile	$961	$563	-40%	-12%
50th Percentile	$1,984	$801	-17%	6%
75th Percentile	$5,501	$2,262	3%	23%
Average	$3,688	$1,389	-9%	4%

IAMGOLD Corporation	$2,343	$1,373	-32%	154%
Percent Rank	53P	65P	28P	Highest

(1)	As reported by Standard & Poor’s Capital IQ, $CAD. TSR reflects the Compounded Average Annual Growth Rate for periods ending December 31, 2018
(2)	Kirkland Lake Gold Ltd. (TSX:KL) changed its ticker from TSX:KLG on September 15, 2016; 3-year TSR not available as share price not available from Capital IQ

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Components of Executive Compensation in 2018

Total compensation for executives consists of the following four elements:

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COMPENSATION DECISIONS RELATED TO 2018 PERFORMANCE

2018 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation for 2018, including the following compensation elements:

Base Salary

At the beginning of 2018, the HRCC decided to provide a merit increase to almost all the NEOs as illustrated in the table below. This decision was made after conducting compensation analysis and comparing the NEOs’ salaries with those paid to the NEOs in our peer group, as well as considering total compensation value. As part of the annual compensation review process in early 2018, the HRCC approved a base salary merit increase for the NEOs that varied between 0% and 2.8% . In addition to the merit increase, the HRCC adjusted the salary of the Senior Vice President, Exploration to $450,000 effective January 1, 2018. This adjustment was established after a thorough analysis of salaries within our peer group, for both exploration related positions and other comparable NEOs. IAMGOLD’s organic growth is at the center of its strategy and comes in large part from its exploration initiatives, which have demonstrated concrete and significant results in the last few years. The HRCC believes this salary adjustment beyond merit increase reflects the importance and value of this position for the Corporation and in relation to comparable peer positions.

Named Executive	2018		2017
	Base Salary	Increase from 2017	Base Salary	Increase from 2016
Stephen J.J. Letwin President & CEO	$925,000	2.8%	$900,000	2.1%
Gordon Stothart EVP & COO	$550,000	0.0%	$550,000	2.1%
Carol Banducci EVP & CFO	$475,000	2.6%	$463,000	2.0%
Jeffery Snow SVP, Legal	$430,000	2.4%	$420,000	5.0%
Craig MacDougall SVP, Exploration	$450,000	19.0%	$378,000	5.0%

For the year 2019, as part of the annual compensation review process, the HRCC did not allocate merit increases to the NEOs’ base salaries primarily due to relative positioning with peers’ base salaries and with the objective to preserve pay for performance alignment. Exceptionally, the base salary of the SVP, Legal was increased to $450,000 as a market adjustment.

Cash Incentive Plan (CIP)

The CIP is our cash incentive program and its objective is to reward based on annual performance. The Corporation’s performance metrics are reviewed annually by the HRCC and targets are set at the beginning of the year in line with the Corporation’s budget. At the end of the year, awards are determined based on both the Corporation’s and the NEO’s performance. Individual award targets are a percentage of the NEO’s base salary and the payout may be above or below the target. Awards are capped at two times target. The Board can apply discretion to adjust the awards and be satisfied that awards reflect the Corporation and the executive’s performance for that year. In addition, recognizing that the current year performance is influenced by multi-year activities, awards may be enhanced or diminished based on HRCC’s long-term assessment.

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At the beginning of 2018, the HRCC reviewed the CIP and decided to maintain for 2018 the same metrics as in 2017 with the same definitions. The performance targets were re-set to align with the Corporation’s 2018 strategy and budget. The metrics reflected in an optimal way the Corporation’s key performance elements for 2018.

2018 CIP metrics and weightings:

Corporate	Operations	HSS
Free Cash Flow (50%)	Production (35%)	Health & Safety (50%)
Relative Total Shareholder Return (TSR) (50%)	All-In Sustaining Cost (AISC) (35%)	Sustainability (50%)
1 year (25%)	Reserve Replacement (15%)	× HSS Multiplier
3 year (25%)	Additional Resources – Strategic Initiatives (15%)

2018 Review of CIP Payout Formula

At the beginning of 2018, the HRCC modified the formula used as a reference to calculate the CIP awards for 2018. The essence of the change was to include the individual performance as an addition with the Corporation metrics instead of having it as a multiplier of the Corporation’s performance. The split between the Corporation’s performance (corporate + operations + HSS) and the individual performance was established as 80% - 20% for all NEOs. The rationale for this decision was that an additive formula provides better control on the awards because each component, including the individual performance, is pre-weighted and capped. It ensures that the CIP awards remain within a pay-for-performance desired range. Awards are still capped at 2x target and remain subject to discretion by the Board.

The formula illustrated below provides a starting point for the HRCC to determine CIP payouts. Target levels of performance on these criteria are established as guidelines and are not applied as an absolute formula. The HRCC believes that fixed formulas may lead to an excessively high or low payout result that does not accurately reflect actual performance when viewed holistically. As a result, the HRCC believes the discretion applied by the Board should be the ultimate determinant of final, overall compensation within the context of those pre-determined guidelines.

The nature of an executive’s role and responsibilities determines the weighting of the Corporation’s performance metrics. Due to the modification of the CIP formula and the 20% allocated for the individual performance, the weighting of the Corporate, Operations and HSS performance was adjusted effective January 1, 2018. The CIP targets, performance factors and respective weightings assigned by the Board for each NEO in 2018 were as follows:

	CIP Target (% of Base Salary)	Corporate Performance	Operations Performance	HSS Performance	Individual Performance
Stephen J.J. Letwin President & CEO	125%	35%	35%	10%	20%
Gordon Stothart EVP & COO	85%	30%	40%	10%	20%
Carol Banducci EVP & CFO	75%	45%	30%	5%	20%
Jeffrey Snow SVP, Legal	65%	45%	30%	5%	20%
Craig MacDougall SVP, Exploration	65%	25%	45%	10%	20%

The HRCC made the above decisions in Q1 of 2018 and the changes in the CIP awards calculations were effective for the 2018 performance year.

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All performance measures used to determine CIP awards for NEOs are as disclosed below. Some measures are not consistent with generally accepted accounting principles (“non-GAAP”). The HRCC believes that the adjusted measures provide a better reflection of annual performance for purposes of CIP compensation (a description of each non-GAAP measure is disclosed in the footnotes of the following chart). Performance outcomes relative to pre-defined targets are determined at the end of the year and subject to HRCC discretion.

Cash Incentive Plan – Corporate, Operating,
and HSS Performance Targets and 2018 Outcomes

Performance Category	Performance Measures	Weight	Performance Range			2018 Performance	2018 Score
			Threshold	Target	Maximum
Corporate Performance	Free Cash Flow(1)	50%	$60 M	$105 M	$150 M	$17 M	Below threshold
	3-Year Relative TSR(2)	25%	90% of Index	110% of Index	200% of Index	370%	Above maximum
	1-Year Relative TSR	25%	90% of Index	110% of Index	200% of Index	Negative TSR	Default to 0
Overall Corporate Score							50%
Operating Performance	Production(3)	35%	850,000 oz	873,543 oz	900,000 oz	881,653 oz	Above target
	AISC(4)	35%	$1,070/oz	$1,037/oz	$990/oz	$1,055/oz	Below target
	Reserve Replacement(5)	15%	100%	150%	200%	452%	Above maximum
	Additional Resources – Strategic Iniatives(6)	15%	1 M oz	1.5 M oz	2 M oz	3 M oz	Above maximum
Overall Operating Performance Score							110.8%
HSS Performance	Health & Safety(7)	50%	DART of 0.75	DART of 0.50	DART of 0.42	DART of 0.66	Below target
	Sustainability(8)	50%	One level 5 community incident	No level 4 or 5 environment or community incident	Top 10 external sustainability ranking	No incident and multiple external recognitions	At maximum
	HSS Multiplier of 110%(9)
Overall Health, Safety and Sustainability (including HSS Multiplier)							119.9%

(1)

Free Cash Flow is the cash flow generated from operations after tax, less annual capital expenditures, less financing activities excluding interest on high yield debt. It includes exploration expenditures, corporate general and administrative costs (“Corporate G&A”) and ongoing reclamation. This excludes amounts raised through equity and non-sustaining capital expenditures. For 2018 this is based upon actual gold prices and actual FCF achieved.

(2)	To offset the effect of gold price fluctuation on the Corporation’s return, TSR is assessed relatively against the S&P/TSX Global Gold Index.

(3)	Production reflects the actual attributable production of gold relative to budgets/plan and includes all gold produced at operating mines and joint ventures.

(4)

AISC includes cost of sales (excluding depreciation), Corporate G&A, by-product credits, accretion and amortization of closure liabilities, realized gains/losses from hedging and sustaining capital. It includes costs of joint ventures.

(5)

Reserve replacement looks at reserve replacement at our operating mines and reserve conversions from resources resulting from evaluation studies at advanced greenfield projects (PFS or FS studies) and factors in cost cutting initiatives undertaken to achieve free cash flow targets.

(6)

Focuses on the successful addition of new resource ounces reported in a compliant mineral resource estimate that can be reported on the Corporation’s annual resource statement so as to provide long term project pipeline of development opportunities. Considers delineation of additional resources at an existing operation to sustain long term viability of the operation, exploration discovery leading to estimate of an initial resource and any subsequent resource increases from ongoing delineation drilling programs, acquisition of a project for which a delineation drilling program commences with an objective to complete a resource estimate, advancement of an advanced greenfield or development project by completing a PEA, PFS or FS which recommends proceeding to next stage. Reserve replacement under this metric is not also recognized under the Reserve Replacement metric.

(7)

Health and Safety score is based, among other related components, on the severity and frequency of disabling incidents during the year. Safety is based on the Corporation’s current objective of a reduction in DART for every mine pro-rated regionally and corporately. The benchmark is DART frequency per 200,000 hours.

(8)	The sustainability factor is based on the severity of incidents and other environmental accomplishments within the given year.

(9)	The HSS multiplier score is in large part to recognize the sound initiatives and actions undertaken to secure our employees and assets from external threats.

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Cash Incentive Plan – Individual Performance

NEOs’ individual performance is evaluated by the HRCC and President & CEO, taking into consideration the accomplishment of the functional goals established by the President & CEO and approved by the HRCC and an assessment of each executive’s performance in the areas of leadership, teamwork, innovation, general & administrative cost management, and other individual objectives for the year. In addition, continuous improvement in business performance over prior years is a qualitative factor in setting the individual performance evaluation.

Individual performance counts for 20% of each NEO’s bonus with a range of 0 to 2 times. The President & CEO appraises each executive’s performance and recommends to the HRCC for approval an individual performance value within 0x and 2x the 20% base line. The HRCC appraises the President & CEO’s individual performance on the same basis. Except in unusual cases, the individual performance value for executives will be in the range of 0.8x to 1.2x the base line of 20%.

It should be emphasized that the individual performance component is designed as a means to reward execution and performance on matters “above and beyond” what would fall within the ordinary parameters of each executive position. The HRCC also ensures that items recognized in the individual performance score do not result in double counting in their interaction with other metrics – for example, superior performance on health and safety production or AISC are captured within the parameters of those metrics – they would not also result in an elevated individual performance.

Individual performance objectives for each executive for 2018 were approved in December 2017 by the HRCC and vary according to the particular position held by the executive. These individual performance objectives are outlined in the table below – again, as described above, only extraordinary performance above and beyond the expected results for each executive’s goals are relevant in evaluating individual performance.

NEO	2018 Individual Performance Objectives		2018 Individual Performance Result
Stephen J.J. Letwin President & CEO	•	Grow production by 25% and reduce AISC by 15% by 2020: reach 2018 milestone	20%
	•	Reach attributable production target of 873,000 oz at AISC of $1,037/oz
	•	Reserves and Resources (“R & R”) increase of 1.5M oz by Dec 2018; through exploration/ acquisition/joint venture (“JV”)
	•	Execute organic growth strategy versus 2018 targets: creation of gold district anchored by Rosebel, heap leaching and satellite prospects at Essakane, Advance Côté Gold JV towards development, ramp up Westwood production
	•	Optimize capital structure to support growth: ensure banking strategy aligned with needs, Renew $1B base shell prospectus, evaluate financing options to support growth initiatives, upgrade credit rating
	•	HSS: DART rate of .53 and TRI rate of 1.09 (5% reduction versus 2017 targets)
Gordon Stothart EVP & COO	•	Zero fatality, decrease serious injury and total injury frequency by 5%	20%
	•	HSS: DART rate of .53 and TRI rate of 1.09
	•	Implement new H&S system and revised behavior-based safety programs at all sites
	•	Grow production by 25% at a targeted AISC (reduce by 15%) by 2020: reach 2018 milestone
	•	Reduce AISC to position IAMGOLD in the 2nd quartile amongst peers
	•	Growth: achieve Côté Gold 2018 milestones to arrive at production start in 2021 (complete FS, permitting, IBA discussions with First Nations, etc); Boto: complete feasibility study and submit to Gov. with application for mining lease
	•	Talent and succession planning: drive succession plans deeper, track progress in local knowledge transfer and reduce expats at Rosebel and Essakane, review global mobility package with HR

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NEO	2018 Individual Performance Objectives		2018 Individual Performance Result
Carol Banducci EVP & CFO	•	Optimize capital structure to maintain strong balance sheet and liquidity to meet operational and strategic business plans	20%
	•	Support M&A and other strategic initiatives through evaluation, due diligence, transition and integration
	•	Support Operations improvements and cost management initiatives
	•	Maintain strong governance, compliance, internal audit and risk management framework
	•	Continue to build investor relations and communications internally and externally
	•	Ensure technology fits business needs and leverage existing platforms to drive process improvement (e.g. cyber security program)
	•	Develop and retain high potential talent
Jeffery Snow SVP, Legal	•	Renew the Corporation’s base shelf prospectus to qualify again up to US $1 billion in various securities for quick issuance by the Corporation, should an equity financing window open	20%
	•	Achieve extensive shareholder outreach resulting in substantial majority votes at the 2018 AGM, particularly improving the say on pay vote and approval of additional shares under the equity incentive plan
	•	Provide leadership and contribute to the success of key long-term initiatives such as the Essakane solar power financing, government of Suriname UJV interest in Saramacca, next steps for Sadiola and Yatela
Craig MacDougall SVP, Exploration	•	Increase reserves to 14M oz and maintain a minimum 12-year reserve base, via brownfield and greenfield projects	30%
	•	Saramacca: +500koz in total combined resources, Gossey-Korizena: initial 250koz, execute Rosebel near mine project, Westwood: convert 400k-500koz resources from 2017-2019 and 1.0 moz from inferred to M&I and continue multiyear annual drilling to support ramp-up to full production and provide a 5-year reserve base
	•	Execute annual Greenfield exploration plans, e.g.: Boto complete FS and apply mining lease, Siribaya expand existing resource targeting 2Moz, Pitangui exploration and permitting, as well as greenfield plans at Monster Lake, Nelligan and Eastern Borosi.

2018 Cash Incentive Plan Individual Award

The following chart illustrates the calculation of award for each NEO, based on 2018 performance. All CIP payouts are below target. While remaining in the same total pool amount provided with pure application of CIP awards formula, HRCC has applied discretion on some individual amounts to ensure appropriate performance was reflected at an individual level.

Named Executives	CIP Target (% of Base Salary)	Total Performance (Corporation 80% + Individual 20%)	CIP Earned for 2018	Award as a % of Target
Stephen J.J. Letwin President & CEO	125%	0.89	$1,025,000	89%
Gordon Stothart EVP & COO	85%	0.87	$400,000	86%
Carol Banducci EVP & CFO	75%	0.89	$320,000	90%
Jeffery Snow SVP, Legal and Business Development	65%	0.89	$250,000	89%
Craig MacDougall SVP, Exploration	65%	0.96	$290,000	99%

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2019 Management Proxy Circular

Future Changes to the CIP: Greater Focus on Financial Metric

•	The HRCC has approved changes to the CIP which will optimize alignment of executives’ pay with the shareholders’ experience. These changes are effective as of fiscal year 2019.

•

The annual scorecard will have a stronger focus on financial metrics and shareholders’ experience, with the addition of a “per share” measure. NEOs will have 25% to 45% of their CIP awards based on financial metrics.

•	In addition, a Project Execution metric will be added to the scorecard illustrating the importance that project execution has in the on-going success of the Corporation.

The 2019 metrics will be as follows:

Financial Performance	Operations Performance	HSS Performance

Free Cash Flow per Share (60%)(1)	Production (40%)	DART (50%)
AISC (40%)	Project Execution (30%)(2)	Sustainability (50%)
	Reserve Replacement (15%)	× HSS Multiplier
Strategic Initiatives – Additional
Resources (15%)

(1)

Free Cash Flow if the cash flow generated from operations after tax, less annual capital expenditures, less financing activities excluding interest on high yield debt. It includes exploration after expenditures, corporate general and administrative costs (“Corporate G&A”) and ongoing reclamation. This excludes amounts raised through equity and non-sustaining capital expenditures, and the gold prepay proceeds expected in 2019. For 2019, this is based upon actual gold prices and actual FCF achieved. The number of shares used will be based on the diluted weighted average shares disclosed in the financial statements.

(2)

The Project metric identifies key projects annually as well as performance indicators relevant to the successful execution of these key projects. Although this metric measures the success achieved in the year, HRCC will also have a look back consideration to avoid potential biased carry forward of cost or any exceptional situation that would impact the result of this metric. HRCC will look at both quantitative and qualitative indicators to assess the execution of project and ultimately will base their evaluation on “on time” and “on budget” execution. Subject to HRCC approval, the project metric may be adjusted in the course of the year should unforeseen circumstances impact key aspects of this metric such as scope, relevance, priorities or targets. An achievement table will be established for HRCC’s approval. At the beginning of each year, the HRCC will approve the key projects and their performance indicators, target performance and achievement table, and will monitor the progress on a quarterly basis along with the other CIP metrics. At the end of the year, a scorecard will be submitted to the HRCC for final evaluation and approval.

The individual CIP target awards and individual weighting of the above metrics remain unchanged.

Equity Incentive Plan (EIP)

The EIP is our annual long term share-based incentive program and its objective is to reward performance in a way that is aligned with the creation of long-term shareholder value. Grant value is performance-based and relies on both the Corporation’s and the executive’s performance. In establishing the grant value, consideration is given to trending of key performance metrics, for the year and for the prior three-year period, in addition to the shareholder experience and management’s ability to perform in the given economic climate. The HRCC also considers current share price, equity valuations, share ownership levels and total equity granted as a percentage of the outstanding Common Shares of the Corporation.

The EIP grant value can range from 0% to 300% of the CIP awarded to each NEO, with grant values reflecting corporate performance over the past three years. In the last 5 years, the multiplier has varied from 0.77 to 2.28, with an average of 1.51. Actual awards are determined by the HRCC following completion of the financial year, once audited corporate results are available and individual performance is assessed. This relationship between CIP and EIP is not formulaic, it is also based on a holistic assessment of performance and recent shareholder experience. The chart below illustrates the decision making process and decision factors to determine the individual EIP awards.

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2019 Management Proxy Circular

Restricted Share Units (RSUs)

As part of the Share Incentive Plan, the Deferred Share Plan provides for the grants of RSUs. Consistent with the approach to stock options, the grant date value and number of RSUs granted is determined based on a multi-factor assessment of performance with the intention of having total compensation aligned with shareholder experience. RSUs cliff vest (100%) at the end of 36 months following the date of grant.

Stock Options

Also, as part of the Share Incentive Plan, the Share Option Plan provides for the grant of non-transferable options to purchase Common Shares of the Corporation based on a multi-factor assessment of performance (in combination with the RSUs described above) with the intention of having total compensation aligned with shareholder experience. Consideration is also given to the share price relative position in the gold price commodity cycle and to option grants from previous years. Consistent with the plan, stock options granted in 2018 will vest in equal tranches (20%) over five years following the date of grant and expire after seven years from the date of grant.

2018 EIP Grants

The table below shows the 2018 potential and actual EIP grant values (granted in February 2019).

Named Executives	CIP Awarded for 2018 (Paid in 2019)	Target EIP Grant (2x of CIP Earned)	Implied EIP Multiplier	Actual 2018 EIP Grant ($)
Stephen J.J. Letwin	$1,025,000	$2,050,000	2.26	$2,321,000
Gordon Stothart	$400,000	$800,000	2.14	$855,800
Carol Banducci	$320,000	$640,000	2.02	$647,350
Jeffrey Snow	$250,000	$500,000	1.96	$489,500
Craig MacDougall	$290,000	$580,000	2.03	$587,400

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The table below provides in further details the allocation of the 2018 EIP grant:

Named Executives	2018 EIP Grant Value $	2018 Share-Based Awards		2018 Option-Based Awards
		$	#	$	#
Stephen J.J. Letwin President & CEO	$2,321,000	$1,182,500	250,000	$1,138,500	450,000
Gordon Stothart EVP & COO	$855,800	$425,700	90,000	$430,100	170,000
Carol Banducci EVP & CFO	$647,350	$331,100	70,000	$316,250	125,000
Jeffrey Snow SVP, Legal	$489,500	$236,500	50,000	$253,000	100,000
Craig MacDougall SVP, Exploration	$587,400	$283,800	60,000	$303,600	120,000

For 2018, the attributed value of EIP grants was generally 2x of the CIP bonuses awarded to each NEO and between 114% and 251% of the NEOs’ base salaries. These represent “at target” grant values and are in line with the Corporation’s performance in 2018, which was a mix of growth and positive operations achievements and few misses with the share price decline and low free cash flow results. The HRCC remains cautious in making compensation decisions and will continue to pursue pay for performance alignment with the Corporation’s shareholders’ experience.

The 2018 EIP grants were generally delivered 50% in stock options and 50% in RSUs which, in addition to being performance-based when granted, do not immediately vest when granted.

Historical burn rates are showed in a table on page 49.

Gain Realized:
No NEO exercised options during 2018.

Important Future Changes to the EIP: Better Alignment with Performance

In Q1 2019, the HRCC approved changes to the Corporation’s long-term incentive program that are essentially as follows:

•	Add PSUs to the current mix

•	Attach PSU vesting conditions to relative TSR and average ROIC

•	Modify the grant approach

EIP Mix: Introducing PSUs

As of fiscal year 2019, the EIP mix will be 50% PSUs, 25% RSUs and 25% stock options:

The HRCC considered that although it has preserved pay for performance alignment when making executive compensation decisions over the years and has been cautious and aligned with shareholders’ experience, the addition of PSUs that vest based on financial metrics will bring the alignment of executives’ compensation and value creation for shareholders one step closer. PSUs also provide the potential of increased value to executives, should the Corporation outperform the set targets.

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PSUs Financial Vesting Criteria:

Vesting of PSUs is conditional upon the Corporation achieving a specified percentage of the three-year TSR relative to the Index and achieving a specified average return on invested capital (“ROIC”). Relative TSR and average ROIC are defined terms and are non-GAAP measures.

Modified Grant Approach:

EIP grants will be calculated as a percentage of base salary instead of as a multiple of the CIP award. The HRCC will take into consideration the same factors as currently used in establishing the value of the individual grants, with typically a range of 0.8x to 1.2x the pre-determined base-line value.

The grant ranges will be:

Executive	Threshold 0.8x	Base Line % of Salary	Maximum 1.2x
Stephen J.J. Letwin	192%	240%	288%
Gordon Stothart	128%	160%	192%
Carol Banducci	116%	145%	174%
Jeffrey Snow	100%	125%	150%
Craig MacDougall	100%	125%	150%

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below provides information as of the Corporation’s most recently completed financial year (December 31, 2018) on compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated as follows:

Equity Compensation Plans Approved by Security holders(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)	Weighted Average Remaining Term
Share Option Plan	7,086,441	$6.15	4,287,585	3.38
Deferred Share Plan	5,198,066	$0	5,157,649	n/a
Share Purchase Plan	-	$0	86,307	n/a

(1)	All of the Corporation’s Equity Compensation Plans are approved by securityholders

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For additional reference, the table below provides information as at the close of business on March 26, 2019 on compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated as follows:

Equity Compensation Plans Approved by Security holders(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)	Weighted Average Remaining Term
Share Option Plan	8,361,603	$5.88	3,012,423	3.77
Deferred Share Plan	5,736,370	$0	3,479,585	N/A
Share Purchase Plan	—	$0	86,307	N/A

(1)	All of the Corporation’s Equity Compensation Plans are approved by securityholders.

PRESIDENT & CEO’S COMPENSATION FOR 2018

Stephen J.J. Letwin was appointed President & CEO of IAMGOLD Corporation on November 1, 2010. Guided by a vision that is aligned with the interests of shareholders, Mr. Letwin in 2018 managed a transition year in which the groundwork was laid for the Corporation’s ongoing success including increasing reserve levels, implementing operational improvements, delivering on production targets and maintaining a strong financial position.

2018 Key Accomplishments under the President & CEO’s Leadership:

•	Achieved annual (attributable) gold production of 882,000 ounces, including record production at Essakane, at all-in sustaining costs of $1,055/oz sold.

•	Grew reserves 23% and measured and indicated resources by 13%, year over year;

•	Maintained a strong balance sheet with $758 million in cash, cash equivalents and short-term investments;

•	Announced an increase in our credit facility to $500 million from $250 million, and extended the term to 2023, with an option to increase commitments by $100 million.

•	The 2018 Exploration program delivered exceptional results once again this year (highlights on page 16)

•	Announced the completion of a 15 megawatt-peak solar power plant at Essakane, which will considerably reduce the use of fuel

•	Received approval from the Suriname Ministry of Natural Resources to commence construction on the 18 km long section of the main Saramacca haul road outside of the Rosebel Mineral Lease.

•	Announced positive feasibility study results for the Côté Gold and the Boto Gold Projects.

•	Received notice of approval of its Environmental and Social Impact Assessment (“ESIA”) from the Government of Senegal for the Boto Gold Project.

•

Made a strategic investment in Tradewind Markets Inc., a financial technology company that uses blockchain to speed up and streamline digital gold trading. We also announced our strategic investment in Emergent Technology Holdings LP, a financial technology company that uses blockchain technology to track the provenance of responsibly sourced gold.

•

Unfortunately, the DART rate, representing the frequency of all types of serious injuries across all sites and functional areas for 2018 was 0.66 and above the Company’s target of 0.50. Zero Harm remains the Company’s number one priority, and the Company is implementing several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

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•	Achieved a 3-year TSR of 135%. In relative terms, it outperformed the S&P/TSX Global Gold Index by 370% on three years;

•	Moody’s Investors service upgraded the Company’s long-term corporate credit rating to Ba3 from B1 with a stable outlook.

2018 Compensation

Base Salary	2018 CIP Award	2018 EIP Grant	2018 Total Direct Compensation
$925,000	$1,025,000	$2,321,000	$4,271,000

In 2018, Mr. Letwin’s base salary represented 22% of his total direct compensation, therefore, 78% of his total direct compensation was “at risk” compensation.

The HRCC periodically monitors the President & CEO’s compensation in relation to the value created for the shareholders, the Corporation’s performance for the year ending and for the 3-5 previous years, as well as the President & CEO’s compensation in relation to the compensation of the other President & CEOs amongst our peer group.

The President & CEO’s 2018 total direct compensation is 14% lower than in 2017 and is similar to 2016 levels. The HRCC recognizes the positive milestones achieved in 2018 while considering the targets that were missed in terms of shareholders’ value creation. The HRCC believes that the Corporation’s performance in 2018 is reflected in the President & CEO’s compensation for that same year.

Pay for Performance Alignment

This chart illustrates the pay-for-performance relationship between the President & CEO’s compensation and the TSR, for all companies in IAMGOLD’s Peer Group (grey diamonds in the chart), over a 3-year period (2016 – 2018). IAMGOLD’s 3-year annualized TSR is at the 88th percentile amongst its peers, while its President & CEO pay over that same time period is positioned at the 63rd percentile. This illustrates how the HRCC and the Board are remaining cautious in their compensation decisions and aligned with multi-year company performance. The Corporation has increased shareholder value in the past 3 years as illustrated in the chart while the President & CEO’s compensation remained close to the median amongst peers.

*Data reflects 2016 and 2017 values as disclosed on the 2017 SCT, and 2018 LTI information where available. Kirkland Lake Gold has been excluded from this analysis as the company had a ticker change in September 2016 (previous share price data not available).

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Total Change in the President & CEO’s EIP Compensation Value Since Grant Date

The chart below illustrates that the President & CEO’s equity incentive value is aligned with the shareholders’ experience over rolling periods of time ending December 31, 2018. It shows that the total variation in EIP value since the grant date has evolved in a similar pattern as our share price since the date of grant. Change in compensation value is calculated as the total of all paid, exercised and outstanding equity (RSU and stock option) awards granted in each year as a percentage of the value of these awards on their respective dates of grant.

The start of each period is based on the actual EIP grant for each respective year. The President & CEO’s EIP compensation value is the sum of: (a) vested equity on the date of settlement, (b) current value of unvested equity awards, and (c) “in-the-money” value of stock options outstanding (i.e. $0 if the current share price is less than the exercise price).

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President & CEO’s 5-Year Look Back Compensation

The graph below compares the President & CEO’s total direct compensation (salary + CIP + EIP) granted and reported in the Summary Compensation Table, relative to compensation actually earned and realized for the same 5-year period. Realized compensation is the total of base salary, CIP awards received and vested RSUs only, as the President & CEO has not exercised any options in this period.

Share Ownership

Mr. Letwin surpassed his share ownership requirements and has not sold a share since his hire in 2010. On December 31, 2018, Mr. Letwin’s accumulated equity was as indicated below :

Outstanding Share Units		Common Shares		Total Value $	Share Ownership Requirement $
#	$	#	$
690,200	3,457,902	723,038	3,622,420	7,080,322	2,775,000

At the closing price of $5.01 on December 31, 2018

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SUMMARY COMPENSATION TABLE

The following table sets out total compensation for the NEOs in the most recently completed financial year as well as the two previous financial years.

Name and Principal Position(1)	Year	Salary ($)	Share-Based Awards(2) ($)	Option- Based Awards(3) ($)	Annual Incentive Plans(4) ($)	Long-term Incentive Plans ($)	Pension Value(5) ($)	All Other Comp.(6) ($)	Total Comp. ($)
Stephen J.J. Letwin(7) President & CEO	2018	925,000	1,182,500	1,138,500	1,025,000	-	26,500	295,522	4,593,022
	2017	900,000	1,474,900	814,850	1,800,000	-	26,230	298,621	5,314,601
	2016	881,450	1,704,048	1,705,100	0	-	26,010	284,046	4,600,654
Gordon Stothart EVP & COO	2018	550,000	425,700	430,100	400,000	-	26,230	48,518	1,880,548
	2017	550,000	602,308	601,852	790,000	-	26,230	45,285	2,615,675
	2016	538,647	671,768	672,214	788,000	-	25,370	42,771	2,738,769
Carol Banducci EVP & CFO	2018	475,000	331,100	316,250	320,000	-	22,618	48,725	1,513,693
	2017	463,000	445,900	445,704	640,000	-	22,633	45,588	2,062,825
	2016	453,851	474,220	474,538	636,000	-	22,693	43,023	2,104,324
Jeffrey Snow SVP, Legal	2018	430,000	236,500	253,000	250,000	-	22,702	37,798	1,230,000
	2017	420,000	334,768	334,278	532,000	-	22,195	38,851	1,682,091
	2016	400,000	333,264	333,506	447,000	-	21,467	35,921	1,571,158
Craig MacDougall SVP, Exploration	2018	450,000	283,800	303,600	290,000	-	15,143	37,328	1,379,871
	2017	378,000	323,106	323,287	500,000	-	14,989	24,821	1,564,203
	2016	360,000	300,252	300,560	403,000	-	14,863	22,703	1,401,378

(1)	All NEOs receive their compensation in Canadian dollars.

(2)

Represents the RSU value granted to the executives. The HRCC grant decisions were based on granting a dollar value and corresponding number of units. The value of the granted units is determined by multiplying the number of RSUs granted by the fair value which is the closing price of an IAMGOLD share on the TSX on the date of the grant. For 2018, the grant date was February 25, 2019 and the fair value was $4.73. For 2017, the grant date was February 26, 2018 and the fair value was $6.86. For 2016, the grant date was February 28, 2017 and the value was calculated by multiplying the number of RSUs by the fair value of $5.24.

(3)

Represents the stock option value granted to the executives. The Black-Scholes model is used to calculate the value of the options. The 2018 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 62.40%, dividend yield – 0%, interest rate – 1.81%, expected life – 5 years and exercise price $4.74 based on IAMGOLD’s closing price on the TSX the trade day preceding the date of grant (February 22, 2019) and a fair value of $2.53. The 2017 grant value was calculated using the Black- Scholes model and the following assumptions: volatility – 64.73%, dividend yield – 0%, interest rate – 2.03%, expected life – five years, and exercise price of $6.86 based on IAMGOLD’s closing price on the TSX on the date of grant (February 26, 2018) and a fair value of $3.79. The 2016 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 66.21%, dividend yield – 0%, interest rate – 1.11%, expected life – five years and exercise price of $5.24 based on IAMGOLD’s closing price on the TSX on the date of grant (February 28, 2017) and a fair value of $2.89.

(4)	Represents the CIP bonuses paid to the NEOs for 2018. Bonuses were calculated and awarded as per described in the CIP section above. The CIP bonuses were paid to the NEOs on February 28, 2019.

(5)	Represents employer contributions to the defined contribution pension plan.

(6)

Includes employer contributions to the Share Purchase Plan, additional disability insurance premium available exclusively to the NEOs and perquisites. For Mr. Letwin, employer contributions to the Share Purchase Plan were $34,687 and his housing allowance (including a tax gross-up) was $185,209.

(7)	For 2016, Mr. Letwin and the Board agreed to forfeit his CIP award earned, similar to the two previous years.

Cost of Compensation

The table below shows the link between the Corporation’s performance and the NEO’s compensation by comparing the Total Cost of the NEOs’ compensation with Operating Cash Flow and Total Equity, over the last three years.

Year	Total Cost of NEOs’ Compensation(1)	As a % of Operating Cash Flow	As a % of Total Equity
2018	$10,597,134	5.5%	0.4%
2017	$13,239,395	4.5%	0.5%
2016	$12,214,284	4.0%	0.5%

(1)	“Total Cost of NEOs’ Compensation” represents the total compensation as disclosed in the Summary Compensation Table.

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INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out for the NEOs all option-based and share-based awards outstanding as at December 31, 2018.

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have vested but not Paid or Distributed
					690,200	$3,457,902	0
	325,000	$13.28	01-Apr-2019	$0
	350,000	$7.68	26-Feb-2020	$0
Stephen J.J. Letwin	500,000	$4.38	25-Feb-2021	$315,000
	350,000	$2.99	24-Feb-2022	$707,000
	450,000	$3.26	23-Feb-2023	$787,500
	590,000	$5.24	28-Feb-2024	$0
	215,000	$6.86	26-Feb-2025	$0
Total	2,780,000			$1,809,500	690,200	$3,457,902
					321,000	$1,608,210	0
	85,000	$13.28	01-Apr-2019	$0
	105,000	$7.68	26-Feb-2020	$0
Gordon Stothart	110,000	$4.38	25-Feb-2021	$69,300
	110,000	$2.99	24-Feb-2022	$222,200
	160,000	$3.26	23-Feb-2023	$280,000
	232,600	$5.24	28-Feb-2024	$0
	158,800	$6.86	26-Feb-2025	$0
Total	961,400			$571,500	321,000	$1,608,210
					220,500	$1,104,705	0
	85,000	$13.28	01-Apr-2019	$0
	105,000	$7.68	26-Feb-2020	$0
Carol Banducci	110,000	$4.38	25-Feb-2021	$69,300
	110,000	$2.99	24-Feb-2022	$222,200
	100,000	$3.26	23-Feb-2023	$175,000
	164,200	$5.24	28-Feb-2024	$0
	117,600	$6.86	26-Feb-2025	$0
Total	791,800			$466,500	220,500	$1,104,705

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Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have vested but not Paid or Distributed
					162,400	$813,624	0
	40,000	$13.28	01-Apr-2019	$0
	70,000	$7.68	26-Feb-2020	$0
Jeffrey Snow	55,000	$4.38	25-Feb-2021	$34,650
	55,000	$2.99	24-Feb-2022	$111,100
	75,000	$3.26	23-Feb-2023	$131,250
	115,400	$5.24	28-Feb-2024	$0
	88,200	$6.86	26-Feb-2025	$0
Total	498,600			$277,000	162,400	$813,624
					149,400	$748,494	0
	35,000	$15.40	28-Feb-2019	$0
	30,000	$14.24	13-Sep-2019	$0
	85,000	$7.68	26-Feb-2020	$0
Craig MacDougall	70,000	$4.38	25-Feb-2021	$44,100
	42,000	$2.99	24-Feb-2022	$84,840
	56,000	$3.26	23-Feb-2023	$98,000
	104,000	$5.24	28-Feb-2024	$0
	85,300	$6.86	26-Feb-2025	$0
Total	507,300			$226,940	149,400	$748,494

(1)	The value of the option-based awards and share-based awards is calculated in Canadian dollars using a closing market price on the TSX of $5.01 as of December 31, 2018, the last trading day of 2018.

The table below shows the aggregate value of options and RSUs that vested during 2018. For the options, the value was computed by determining the difference between the market price at vesting versus the exercise price at time of grant. For the RSUs, value was determined by multiplying the number of RSUs that vest by the market value of the underlying shares at the vesting date.

Value of Vested or Earned Awards during the Year

Name	Option-Based awards – Value vested during the year(1)	Share-Based awards – Value vested during the year(2)	Non-equity incentive plan compensation – Value earned during the year(3)
Stephen J.J. Letwin	$1,021,080	$1,962,500	$1,025,000
Gordon Stothart	$325,145	$431,750	$400,000
Carol Banducci	$261,288	$431,750	$320,000
Jeffrey Snow	$158,701	$277,650	$250,000
Craig MacDougall	$170,708	$329,700	$290,000

(1)

Represents the aggregate value that would have been realized if the in-the-money options had been exercised on the 2018 vesting dates, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the preceding trading day if the vesting date is a non-trading day) and the exercise price. For the February 23, 2018 vesting, the closing market price of the Common Share on the TSX was $6.86 and the exercise price of these options was $3.26. For the February 24 and February 25 2018 vesting, the February 23 closing market price of $6.86 was used and the exercise prices were respectively $2.99 and $4.38. The February 26, 2018 vesting was not in-the-money. For the February 28, 2018 vesting, the closing market price of the Common Share on the TSX was $6.75 and the exercise price was $5.24.

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2.	Calculated using $7.85 which was the closing market price of a Common Share on the TSX on January 24, 2018 the date at which RSUs have vested during 2018.

3.	Non-equity incentive plan compensation includes the amount of the annual performance bonus awards earned by NEOs for the noted year and paid in the following year.

Performance Graphs

The following graph compares the cumulative total return for $100 invested in Common Shares of the Corporation on the TSX on December 31, 2013 with the cumulative total return of the S&P/TSX Composite Index and the S&P/ TSX Global Gold Index for the five most recently completed financial years. Over the past five years, the Corporation’s share price has outperformed the S&P/TSX Composite Index and the Global Gold Index for the past 3 year-average.

The graph below illustrates total annual compensation awarded or granted to Mr. Letwin for fiscal years 2013 through 2018, as well as to NEOs (including the President & CEO), on the same basis as disclosed in the “Summary Compensation Table” (i.e., salary + cash incentive paid + grant date fair value of equity incentives + compensatory change in pension value + all other compensation). Compensation has generally been in sync with Corporation’s share price over the years. This trend continued in 2018 as the President & CEO’s compensation for 2018 declined in alignment with the Corporation’s year end share price.

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PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all Canadian salaried employees (the “Plan”). Executives participate on an equal basis with salaried employees with respect to the terms, conditions, rights and benefits under the Plan. Notwithstanding any contribution made to the Plan by the executive, each Participant receives a contribution from the Corporation to the Plan of at least 5% of base salary. If a contribution is made to the Plan by the executive, for any contribution made that is less than 6% of base salary, the Corporation will contribute the minimum 5% of base salary plus half of the employee contribution. If an executive contributes 6% or more of base salary, the Corporation will contribute 8% of base salary. Contributions do not exceed the income tax limit on deductible contributions. Contributions are deposited into Plan investments designated by each individual executive.

Name	Accumulated value at start of year	Compensatory(1)	Accumulated value at year end
Stephen J.J. Letwin	$212,830	$26,500	$241,879
Gordon Stothart	$298,440	$26,230	$328,202
Carol Banducci	$372,451	$22,618	$391,777
Jeffrey Snow	$285,169	$22,702	$306,238
Craig MacDougall	$179,635	$15,143	$208,850

(1)	Compensatory value includes the Corporation’s contribution to the NEO’s defined contribution plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into executive employment agreements with the NEOs (the “Employment Agreements”). The Employment Agreements describe the terms and conditions under which the NEOs have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination.

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Termination Without Cause:

Upon a termination of their employment with the Corporation on a without cause basis, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A constructive termination or dismissal is treated as a termination without cause.

Stephen J.J. Letwin: Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and two times (2x) the average CIP compensation paid for the preceding two fiscal years. Such payments cease and CIP compensation is pro-rated upon obtaining new employment. Benefits continue for 24 months, subject to the terms of the benefit plans. Only vested options remain exercisable for 60 days and any non-exercisable options as of the date of termination expire immediately.

Gordon Stothart: Continuation of payment of base salary for 24 months or, at the executive’s election, as a lump sum. Benefits continue for 24 months, subject to the terms of the benefit plans. Any options granted will vest immediately and remain exercisable for 60 days.

Carol Banducci: Continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two fiscal years, which payments may be received, at the executive’s election, as a lump sum. Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment or, in lieu of benefits, at the executive’s election, a lump sum payment of not less than 20% of base salary for 24 months. All options and RSUs will vest immediately and options remain exercisable for 60 days.

Jeffery Snow: Continuation of payment of base salary for 24 months plus the CIP compensation paid for the preceding two fiscal years, or, at the executive’s election, received as a lump sum. Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment. All options granted will vest immediately remain exercisable for 60 days.

Craig MacDougall: Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two fiscal years. Benefits continue for 24 months, subject to the terms of the benefit plans. Only options vested remain exercisable for 60 days and any non-exercisable options as of the date of termination expire immediately

Change of Control:

Upon a change of control of the Corporation, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to result in the election of a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities. Severance is not payable upon the mere change of control and is only be payable if, within 12 months of the change of control, a NEO’s employment was terminated without cause or the NEO was constructively dismissed.

Stephen J.J. Letwin: A lump sum equal to the payments he is entitled to in the case of a termination without cause (24 months base salary plus two times (2x) average CIP paid in the last two years). Benefits continue for 24 months, subject to the terms of the benefit plans. Upon acceptance by the Board of a change of control, all unexercised rights that are not exercisable shall become immediately exercisable and remain exercisable for 60 days.

Gordon Stothart: If not waived by the employee within 60 days of a change of control, a lump sum equal to two times (2x) base salary. Benefits continue for 24 months, subject to the terms of the benefit plans. All unexercised rights shall vest and remain exercisable for 60 days.

Carol Banducci: A lump sum equal to the payments she is entitled to in the case of a termination without cause (24 months salary and the average CIP paid for the preceding two fiscal years). Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment or, in lieu of benefits, at the executive’s election, a lump sum payment of not less than 20% of base salary for 24 months. Upon acceptance by the Board of a change of control, all unexercised rights shall vest and remain exercisable for 60 days.

Jeffery Snow: A lump sum equal to the payments he is entitled to in the case of a termination without cause (24 months base salary plus CIP paid for the preceding two fiscal years). Benefits continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment. Upon acceptance by the Board of a change of control, all unexercised rights held shall vest and remain exercisable for 60 days.

Craig MacDougall: Continuation of payments he is entitled to in the case of a termination without cause (24 months base salary plus average CIP paid in the last two years). Benefits continue for 24 months, subject to the terms of the benefit plans. Upon acceptance by the Board of a change of control, all unexercised rights shall vest and remain exercisable for 60 days.

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2019 Management Proxy Circular

Retirement:

Stephen J.J. Letwin: In 2018, the Corporation and the President & CEO have agreed to amend the terms of his employment contract in the case of retirement. Upon retirement date, the Corporation will pay a cash allowance made of: pro-rated CIP award for the portion of the fiscal year worked up to retirement date, one year base salary and 50% of the sum of two times the average paid CIP award in the previous two fiscal years. All unvested equity that has not expired or vested continues to vest, be issuable and expire in accordance with the terms of original grant, all Share Purchase Plan contributions held in trust shall be paid to the Executive and benefits continue for 24 months subject to the terms of the benefit plans. Should a change of control occur between retirement notice and retirement date and the Executive is terminated, the retirement terms apply to unvested equity and the change of control terms apply to the cash allowance. In addition, in this situation, the Executive has the right to elect by written notice that any equity be treated pursuant to either the change of control or the retirement provisions.

Carol Banducci: As per her employment contract, retirement terms provide for a pro-rated CIP award for the portion of the fiscal year worked up to retirement date. All unvested RSUs will vest as of the date of retirement.

Jeffrey Snow: In Q1 of 2019, the Corporation and the SVP Legal and Business Development have agreed to amend the terms of his employment contract in the case of retirement. In consideration for remaining in his current position through retirement date, the Corporation will pay to the executive upon retirement, a cash allowance made of: prorated CIP award for the portion of the fiscal year worked up to retirement date, one year base salary and 50% of the sum of 2 times the average paid CIP award in the previous two fiscal years. All unvested equity that has not expired or vested continues to vest, be issuable and expire in accordance with the terms of original grant, all Share Purchase Plan contributions held in trust shall be paid to the executive and benefits continue for 24 months subject to the terms of the benefits plans. Should a change of control occur prior to the retirement date and the executive is terminated, the retirement terms apply to unvested equity and the change of control terms apply to the cash allowance (change of control payment). In addition, in this situation, the executive has the right to elect by written notice that any equity be treated pursuant to either the change of control or the retirement provisions.

The NEOs remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during the course of their employment with the Corporation confidential and not to use such proprietary and confidential information to the detriment of the Corporation. As well, the NEOs may not engage in any business activity in competition with the business of the Corporation during their employment and for 12 months after their employment with the Corporation has ceased, and may not solicit or attempt to retain or hire any employee of the Corporation during their employment and for 12 months after their employment with the Corporation has ceased. Given the serious and immediate harm that would be caused to the Corporation if a NEO were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any other remedy it may have at law.

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2019 Management Proxy Circular

The following table sets out only the estimated incremental payments to the NEOs, individually and in the aggregate, in the event of termination without cause, constructive termination, termination following a change of control and retirement, as if such event occurred on the last business day of the Corporation’s most recently completed financial year (and in the case of a change of control, assuming change of control compensation was payable). Terminations of employment due to resignation, termination for cause, permanent disability or death do not trigger incremental payments. Values represent a lump sum in terms of severance payments and the estimated cost of benefits, and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last business day of the year. Members of the HRCC are aware of and understand the long-term implications of these Employment Agreements and the limitations they impose on changing compensation.

Event	Stephen J.J. Lewin	Gordon Stothart	Carol Banducci	Jeffrey Snow	Craig MacDougall
Termination without Cause
Severance	$3,650,000	$1,100,000	$2,226,000	$1,839,000	$1,803,000
Equity	$0	$270,740	$1,312,445	$130,120	$0
Benefits	$147,692	$79,938	$190,000	$57,292	$66,182
Total	$3,797,692	$1,450,678	$3,728,445	$2,026,412	$1,869,182
Change in Control
Severance	$3,650,000	$1,100,000	$2,226,000	$1,839,000	$1,803,000
Equity	$4,276,202	$1,878,950	$1,312,445	$943,744	$887,374
Benefits	$147,692	$79,938	$190,000	$57,292	$66,182
Total	$8,073,894	$3,058,888	$3,728,445	$2,840,036	$2,756,556
Retirement
Severance	$2,981,250	-	$356,250	$1,199,000	-
Equity	$4,276,202	-	$1,104,705	$943,744	-
Benefits	$147,692	-	-	$57,292	-
Total	$7,405,144		$1,460,955	$2,200,036

DIRECTOR COMPENSATION

IAMGOLD directors’ compensation program has the objectives of attracting and retaining high-caliber talented individuals to serve on its Board, align the directors’ compensation with the shareholders’ interests and with the risk profile of the Corporation. The Nominating and Corporate Governance Committee (the “NCGC”), as part of its mandate, and the Board, consider director remuneration, in both structure and amount, relative to that of the Corporation’s peers, consistent with those used to benchmark executive compensation, and the nature and extent of the responsibilities, risks and the time commitment associated with a directorship of a large, publicly-traded, inter-listed corporation.

Directors’ compensation includes an annual cash retainer and an annual grant of equity (“Equity Retainer”). Directors do not receive stock options. Directors can elect at time of grant to receive their annual Equity Retainer in the form of Deferred Share Units (“DSUs”) or of RSUs. Both DSUs and RSUs are granted annually on January 1 and vest December 31 of the same year. DSUs are released to the board member only at the date when he/she leaves the Board. In 2018, all directors have elected to receive their annual grant of equity in the form of DSUs.

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2019 Management Proxy Circular

2018 Directors’ Compensation Summary:

	Cash	Equity
Annual Retainer – Chairman	$200,000	$125,000
Annual Retainer – Other Board Members	$110,000	$70,000
Additional Retainer – Chairperson of Audit and Finance Committee (“AFC”), HRCC and Safety, Environment & Reserve Committee (“SERC”)	$25,000	n/a
Additional Retainer – Chairperson of the NCGC	$15,000	n/a
Fee when travel to attend a Board or Board Committee meeting exceeds four hours	$1,750	n/a

Mr. Charter, Chairman of the Board, receives a total annual retainer of $325,000. Of such amount, with a view to fostering the alignment between the interests of the Chairman and the interests of the Corporation’s shareholders, $125,000 is received in the form of the Equity Retainer (granted January 1 each year and vested December 31 of the same year, at a price per RSU or DSU equal to the weighted average closing price of a Common Share for the 30 trading days preceding the date of grant), while the remainder is received in cash. As of 2019, Mr. Charter’s annual retainer will be $225,000 in cash and $100,000 in equity.

Mr. Charter’s direct and indirect holdings of Common Shares of the Corporation were valued at $1,320,456 as of December 31, 2018.

Other than Messrs. Charter and Letwin (who, as President & CEO, receives no additional compensation while acting in the capacity of a director and whose compensation is fully reflected in the Statement of Executive Compensation together with the other NEOs), each director receives an annual cash retainer of $110,000 and an annual equity grant of $70,000, in the form of the Equity Retainer, subject to the same granting, vesting and pricing conditions as the Equity Retainer the Chairman of the Board is entitled to each year (as described above).

In recognition of the additional responsibilities, complexities and time commitment for chairing the Board or a Board Committee, each of the Chairpersons of the AFC, HRCC and SERC receives an additional annual cash retainer of $25,000 and the Chairperson of the NCGC receives an additional retainer of $15,000. Any director travelling in excess of four hours to attend either a Board or Board Committee meeting receives a fee of $1,750 per meeting. No attendance fee per Board or Board Committee meeting attended is paid in addition to the retainers. Directors do not receive any compensation additional to the ones described above.

The following table sets out all compensation payable to the Board for the Corporation’s most recently completed financial year.

Name	Fees Earned	Share-based awards(1)	Options- based awards	Non-equity incentive compensation	Pension value	All other compensation	Total compensation
Donald K. Charter	$200,000	$130,709	-	-	-	$1,226(2)	$331,935
John E. Caldwell	$143,750	$73,197	-	-	-	-	$216,947
Mahendra Naik	$110,000	$73,197	-	-	-	-	$183,197
Timothy R. Snider	$145,500	$73,197	-	-	-	-	$218,697
Richard J. Hall	$145,500	$73,197	-	-	-	-	$218,697
Sybil E. Veenman	$125,000	$73,197	-	-	-	-	$198,197
Ronald P. Gagel(3)	$43,819	$29,159	-	-	-	-	$72,977

(1)

The number of units awarded is calculated based on the weighted average closing price for the 30 trading days preceding the date of grant of January 1, 2018. The grant value of the share-based awards was calculated by multiplying these numbers of units by the closing market share price on the TSX of $7.33 as of December 29, 2017.

(2)	The amount of $1,226 represents benefits insurance premium paid by the Corporation in 2018 for Mr. Charter.

(3)	Mr. Gagel joined the Board on August 8, 2018. He received a pro-rated share-based award on August 13, 2018, based on the number of months in 2018 he was effectively a board member of the Corporation.

Similar to the earlier disclosure provided with respect to the NEOs, for the directors, the following table sets forth the value vested during the Corporation’s most recently completed financial year in respect of share-based awards. The directors do not participate in the non-equity incentive plan of the NEOs consisting of the cash performance bonus.

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2019 Management Proxy Circular

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based awards – Value vested during the year	Share-Based awards – Value vested during the year(1)	Non-equity incentive plan compensation – Value earned during the year
Donald K. Charter	-	$89,338	-
John E. Caldwell	-	$50,030	-
Mahendra Naik	-	$50,030	-
Timothy R. Snider	-	$50,030	-
Richard J. Hall	-	$50,030	-
Sybil E. Veenman	-	$50,030	-
Ronald P. Gagel	-	$19,930	-

(1)

The value of the share-based awards vested for all directors is calculated using IAMGOLD’s closing market share price on the TSX of $5.01 as of December 31, 2018. These share- based awards are all DSUs and, therefore, no units have been released to any of the directors.

The following table sets forth all share-based awards to directors, outstanding as at the end of 2018 the Corporation’s most recently completed financial year.

Outstanding Share-based Awards

		Share-Based Awards
Name	Option-Based Awards	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested	Market or payout value of shares that have vested and not paid out or distributed(1)
Donald K. Charter	-	-	-	$89,338
John E. Caldwell	-	-	-	$50,030
Mahendra Naik	-	-	-	$50,030
Timothy R. Snider	-	-	-	$50,030
Richard J. Hall	-	-	-	$50,030
Sybil E. Veenman	-	-	-	$50,030
Ronald P. Gagel	-	-	-	$19,930

(1)	The value of share-based awards (DSUs) was calculated using IAMGOLD’s closing market price on the TSX of $5.01 as of December 31, 2018, the last trading day of 2018.

DIRECTOR SHARE OWNERSHIP

With a view to further aligning director and shareholders’ interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of Common Shares ($600,000 for the Chairman of the Board) to be achieved within the later of five years of October 1, 2011 and five years of becoming a director.

Board Position	Share Ownership Requirement in $
Chairman of the Board	$600,000
Directors	$300,000

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership requirement, there is no requirement for the director to purchase additional shares should the value of the director’s holdings fall below the requirement. The higher of the purchase price or market value of shares acquired is used to determine if whether a director has initially achieved the share ownership requirement.

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2019 Management Proxy Circular

Directors’ Share Ownership as at December 31, 2018(1):

Name	# of Common Shares and Vested Share Units	Total Ownership(2)	Share Ownership Guidelines	Owned vs Guidelines	Owned vs 2018 Retainer
Donald K. Charter	263,564	$1,320,456	$600,000	2.2x	4.0x
John E. Caldwell	80,864	$405,129	$300,000	1.4x	1.9x
Mahendra Naik	521,947	$2,614,954	$300,000	8.7x	14.3x
Timothy R. Snider	193,092	$967,391	$300,000	3.2x	4.4x
Richard J. Hall	117,537	$588,860	$300,000	2.0x	2.7x
Sybil E. Veenman	60,507	$303,140	$300,000	1.0x	1.5x
Ronald P. Gagel(3)	23,978	$120,130	$300,000	0.4x	1.6x

(1)	Value estimated at December 31, 2018 price of $5.01, the last trading day of 2018.

(2)

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information provided by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”).

(3)	Mr. Gagel has 5 years after his appointment as a Director on August 8, 2018 to meet share ownership guidelines.

SHARE INCENTIVE PLAN

The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Deferred Share Plan and the Share Option Plan. The Share Incentive Plan was established for the benefit of full-time and part-time employees, directors and officers of the Corporation and designated affiliates as well as persons or companies (or an employee of such person or company) engaged to provide ongoing management, consulting services or other services to the Corporation or any designated affiliate. Each of the foregoing is an eligible participant under each of the four plans with the exception that non-employee directors of the Corporation are not eligible to participate in the Share Purchase Plan (the relevant participants referred to below as “Participants”).

Set out below is a summary of certain provisions of the Share Incentive Plan, which summary is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan is available to any shareholder, without charge, upon request to the Secretary of the Corporation. Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan. The information set out below, other than disclosure of the annual burn rate, is presented as at December 31, 2018.

Share Incentive Plan Maximum

The following table sets out the maximum number of Common Shares reserved for issuance under each of the four plans comprising the Share Incentive Plan, the number of Common Shares issuable under outstanding awards, and the number of remaining Common Shares available to be issued pursuant to future awards under each plan, together with, in each case, the percentage of the issued and outstanding Common Shares as at December 31, 2018 that this figure represents.

	Common Shares Reserved for Issuance	Outstanding Common Shares Awarded	Remaining Common Shares Available for Grant
Share Purchase Plan, Share Bonus Plan, and Deferred Share Plan(1)	10,442,022 (2.2%)	5,198,066 (1.1%)	5,243,956 (1.1%)
Share Option Plan(1)	11,374,026 (2.4%)	7,086,441 (1.5%)	4,287,585 (0.9%)
	21,816,048 (4.6%)	12,284,507 (2.6%)	9,531,541 (2.0%)

(1)

In 2014, the Share Incentive Plan was amended to establish two separate pools which respectively establish a maximum number of Common Shares which are available for issue from treasury (i) among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan (awards under these plans are also known as “full value awards”), and (ii) under the Share Option Plan (awards under this Plans are also known as “option awards”). Accordingly, the information in the above table is divided between these two separate pools rather than by individual plan.

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Annual Burn Rate

The annual burn rate of the Share Incentive Plan, calculated in accordance with the TSX Company Manual, for each of the three most recently completed fiscal years of the Corporation is set out in the table below. In accordance with the rules of the TSX, the annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the arrangement during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year (calculated in accordance with the CPA Canada Handbook).

	2018 Burn Rate	2017 Burn Rate	2016 Burn Rate
Deferred Share Plan	0.42%	0.49%	0.61%
Share Option Plan	0.21%	0.35%	0.28%
Share Bonus Plan(1)	-	-	-
Share Purchase Plan(1)	-	-	-

(1)	There have been no issuances during the fiscal year for these plans.

Insider Limitations

The Share Incentive Plan provides that in no event shall any security-based compensation arrangement (within the meaning of the rules of the TSX), together with all other previously established and proposed security-based compensation arrangements of the Corporation, result in:

(i) the number of Common Shares issuable from treasury at any time pursuant to options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

(ii) the issue from treasury to insiders, within any one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

In addition, the number of Common Shares reserved for issue to non-employee directors under the Share Incentive Plan shall not exceed (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of Common Shares and/or options per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board of directors).

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants (which excludes non-employee directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to Participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation, but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation.

In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which, therefore, could result in issuances at less than the market price of the Common Shares as determined in accordance with the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan, Common Shares equal in number to the number of Common Shares purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75 per cent of the Participant’s contribution until the Participant’s contribution reaches five per cent of such Participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75 per cent of a Participant’s basic annual remuneration.

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Under the Share Purchase Plan, unless otherwise determined by the HRCC, if a Participant ceases to be employed by, or provide services to, the Corporation and all designated affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause and, in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for or delivered to the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the Participant. If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the HRCC may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the HRCC may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the Participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the HRCC in its sole and absolute discretion and for no consideration.

Deferred Share Plan

The Deferred Share Plan permits the HRCC to grant awards of Common Shares to Participants as a discretionary bonus. Under the Deferred Share Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Deferred Share Plan will be determined by the HRCC at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the HRCC may accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or as otherwise determined by the HRCC, if a Participant ceases to be employed by or provide services to the Corporation and all designated affiliates or resigns as a director or officer of the Corporation and its designated affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares thereafter under the Deferred Share Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or otherwise determined by the HRCC, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive any Common Shares under the Deferred Share Plan will terminate with effect as of the date of death of such Participant.

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2019 Management Proxy Circular

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

1.

in the case of an eligible employee, an officer of the Corporation or a designated affiliate or in the employment of the Corporation or a designated affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

2.

in the case of an eligible director who is not also an eligible employee, a director of the Corporation or designated affiliate and has been such a director continuously since the date of grant of the option; and

3.

in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares is determined by the HRCC and cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot exceed seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the Board and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding. If options granted under the Share Option Plan are surrendered, terminate or expire without being exercised on whole or in part, new options may be granted covering the Common Shares not purchased under such lapsed options.

If a Participant: (i) ceases to be a director of the Corporation or a designated affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a designated affiliate (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the designated affiliates, for any reason (other than death) or receives notice from the Corporation or a designated affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract or the terms of the option, such Participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such Participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option. If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

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Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Amending Provisions

The Board may, without shareholder approval, make the following amendments to the Share Incentive Plan

1.	any amendment of a “housekeeping” nature,	6.	any amendment to the provisions concerning the effect of the termination of an optionee’s position, employment or services on such optionee’s status under the Share Option Plan,

2.	any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

		7.	any amendment to the categories of persons who are Participants,

3.	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,	8.	any amendment to the contribution mechanics of the Share Purchase Plan,

		9.	any amendment respecting the administration or implementation of the Share Incentive Plan, and
4.	other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

		10.	any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

5.	any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,

In all other circumstances, shareholder approval is required to amend the Share Incentive Plan. Amendments requiring shareholder approval include:

1.	any change to the number of Common Shares issuable from treasury under the Share Incentive Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Share Incentive Plan,	5.	any amendment which cancels any option and replaces such option with an option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan, any amendment which cancels any option, the exercise price of which is greater than the trading price of the Common Shares on the stock exchange at the time of cancellation, and replaces such option with a cash award or other entitlement,

2.	any amendment which would change the number of days set out in section 4.13 of the Share Incentive Plan with respect to the extension of the expiration date of options expiring during or immediately following a blackout period,
		6.	any amendment which would permit options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Share Incentive Plan,

		7.	any amendment to increase the limits on awards issued to non-employee directors (as described in greater detail above under “Insider Limitations”), and
3.	any amendment which reduces the exercise price of any option, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

		8.	any amendment to the amending provisions of the Share Incentive Plan.
4.	any amendment which extends the expiry date of an option other than as then permitted under the Share Incentive Plan,

No current or former director or executive officer is, in any way, indebted to the Corporation, a subsidiary or any other entity for which the Corporation or a subsidiary has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of IAMGOLD are committed to a high standard of corporate governance, which the Board recognizes as being important for the successful operation of the business, the preservation of IAMGOLD’s reputation and the creation and protection of shareholder value, all of which are in the long-term best interests of the Corporation.

The NCGC of the Board oversees, among other things, IAMGOLD’s continued compliance with corporate governance requirements of applicable regulatory authorities and monitors evolving corporate governance practices, including those put forward by shareholder advocates and institutional proxy advisors. In addition to regulatory requirements, the Corporation adopts other corporate governance practices, as appropriate for the Corporation, consistent with its high standard of governance.

IAMGOLD is listed on, and complies with the requirements of, the TSX and the New York Stock Exchange (the “NYSE”) and complies with the corporate governance and other requirements of Canadian and United States securities regulatory authorities. The Corporation is a “foreign private issuer” for purposes of the securities regulatory requirements of the United States.

This Statement of Corporate Governance Practices has been prepared under the supervision of the NCGC and approved by the Board.

KEY GOVERNANCE ATTRIBUTES

As set out in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation possesses the following effective governance structures and attributes:

1.    in respect of the election of directors, elections are held at least annually, individual directors are nominated, as opposed to a slate of directors, and the Corporation has a majority voting policy in non-contested elections, as further described in this Circular under “Majority Voting”;

2.    in respect of the election of directors, the Corporation has an advance notice by-law that requires adequate notice be given by any shareholder seeking to nominate directors for election and adequate disclosure of information with respect to any such director nominees, as would be provided in a management information circular – as such, such by-law provides shareholders a reasonable opportunity to evaluate all director nominees, those of management or any other shareholder, so that shareholders may make an informed vote with respect to any director;

3.    a shareholder advisory vote on the Corporation’s approach to executive compensation, held annually;

4.    a shareholder engagement policy that provides for regular, open and constructive dialogue directly with the Board, so that the Board has first-hand views of shareholders on matters important to them, including on any matter that was voted on at a formal meeting of shareholders, and a Board responsive, as appropriate, to concerns;

5.    a substantially independent Board, with independent directors comprising 88% of the Board;

6.    no interlocks between either directors or directors and executives serving on other company boards;

7.    conscientious and committed Board members, as demonstrated in 2018 by 100% director attendance at Board and Board committee meetings, and regular, informal, inter-meeting participation in the business of the Corporation, as required to ensure a continued effective level of oversight of the management of the business;

8.    in addition to an actual 100% attendance for each director at Board and Board committee meetings, no director sitting on a number of other boards of directors that might in any way compromise the commitment to the Corporation’s affairs expected of him or her;

9.   regular in camera (non-management, non-affiliated, independent directors only) Board and Board committee discussions, during which, among other things, decisions on management’s recommendations and material matters are made;

10.  all standing and key committees of the Board, namely, the AFC, HRCC, NCGC and SERC, comprised entirely of independent directors;

11.  an effectively performing Board, as measured by regular, at least annual, Board and individual director performance assessments, an effective Board size and a broad diversity of skills, knowledge and experiences at the Board that provide for a broad diversity of views, while not compromising efficient decision-making;

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12.  written mandates for each of the Board and its committees that are reviewed and updated regularly to maintain continued relevancy in light of the Corporation’s business and, collectively, provide an effective framework for a high standard of governance and oversight of the Corporation’s business;

13.  the roles of Chair of the Board and the President & CEO of the Corporation are distinct and separate individuals hold such positions;

14.  the requirement that non-audit fees of the Corporation’s external auditor, as set out in this Circular, be pre-approved by the AFC in order to maintain the independence of the external auditor and such fees do not approximate audit or audit-related fees;

15.  the requirement that any work done by the compensation consultant that advises the HRCC for management and fees associated with such work be pre-approved by the HRCC in order to maintain the independence of such compensation consultant;

16.  a Board that is not classified – each director being elected for no longer than one year;

17.  a single class share capital structure, consisting only of Common Shares, having equal voting rights and other privileges amongst them;

18.  a compensation model that fully supports pay-for-performance based on the achievement of measurable, risk-adjusted objectives and metrics, and creates a tangible incentive for management to drive the creation of long-term shareholder value through equity-based compensation awards;

19.  a compensation program without problematic pay practices, owing to the inclusion of various restrictions, such as express limitations on the participation of non-executive directors in equity-based compensation, a prohibition on stock option repricing and, generally, shareholder approval being required for any amendment to the equity-based Share Incentive Plan of the Corporation that institutional proxy advisors recommend shareholders approve, such as any increase in the equity available for grants or extension of the expiry of grants;

20.  with respect to equity-based compensation, a policy that prohibits executive officers and directors from hedging against any decrease in the value of the Corporation’s shares, to ensure continued alignment of the interests of management and the Board with the interests of shareholders;

21.  a compensation policy that “claws back” compensation where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements or fraud;

22.  a director compensation program that does not pay excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of shareholders and toward those of management, and does not have any other problematic pay practice that could compromise the independence of directors;

23.  executive employment agreements that do not contain multi-year guarantees of salary increases, bonuses or equity-related compensation, irrespective of performance, or change of control and cash severance arrangements that are “single-triggered” (upon a mere change of control, without further actual or constructive termination or dismissal from employment);

24.  minimum equity ownership requirements for directors and executive officers, to further align the interests of management and the Board with the interests of shareholders;

25.  director and executive succession planning processes to develop and maintain a deep pool of talent within the Corporation and ensure continued effective management;

26.  a recruitment and nominating process for directors that specifically recognizes the benefits of a broad diversity of views achieved through a broad diversity in Board representation, be it through a diversity of knowledge, skills, experience, race, gender or otherwise – the selection of new Board members, and the continuation of other Board members or Board renewal, being based on the knowledge, skills, experience, competencies and performance required to fulfill the Board’s mandate – performance being regularly, at least annually, evaluated by the NCGC and the Board;

27.  a Board which currently includes one woman and, as the NCGC has determined that women continue to be underrepresented on the Board, a goal of adding at least one additional woman director as part of the normal Board renewal process over the next one to four years;

28.  a continued focus by the NCGC, and the Board, on not only female representation on the Board, but at the executive level and in the overall organization of the Corporation as well – 30% of executive management positions of the Corporation, and its major subsidiaries, currently being held by women;

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29.  a written diversity policy that reinforces the commitment to diversity among the Board, executive management and employees generally, the prohibition against discrimination on the basis of arbitrary factors and the commitment to determining nominations, appointments and advancement based on objective merit and performance;

30.  actively considered Board renewal to ensure that, in addition to a diversity of representation and views on the Board, fresh perspective is maintained on the Board, as demonstrated by the appointment of four new directors, or 50% of the Board, since 2011 and an average director tenure of under 10 years; and

31.  detailed, timely disclosure of voting results with regard to all matters submitted to shareholders for a vote at shareholder meetings.

NOMINATION OF DIRECTORS

The Board delegates to the NCGC, comprised only of independent directors, the development of the recommendation of director nominees that will best serve the needs of the Corporation. In making recommendations regarding nominees, the NCGC considers among other things:

1.	the mix of skills, competencies and experience required in light of IAMGOLD’s strategy, principal risks, and operational, organizational and financial requirements;	5.	other mining and public company directorships;

		6.	the time commitment required of a director; and

2.	the independence of each director and the Board as a whole;	7.	an appropriate board size to facilitate effective decision-making.

3.	the performance of incumbent directors;

4.	the diversity of the Board, including gender diversity;

Before nomination, director nominees are required by the NCGC to have fully understood the roles and responsibilities of a director, the Board and its committees, and the contribution that individual directors are expected to make. The NCGC has the authority, at the Corporation’s expense, to retain external consultants to assist in the search for suitable director nominees.

Any shareholder who wishes to recommend a candidate for consideration by the NCGC may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience, to the Chair of the NCGC, through the Corporate Secretary of the Corporation, at: info@iamgold.com.

BOARD SKILLS

In making its recommendation of director nominees to the Board, the NCGC considered, among other things, competencies, skills and experience in the following areas (the following comprising the Board skills matrix):

1.	executive leadership / strategic planning;	9.	risk oversight;
2.	mineral exploration;	10.	legal, compliance, regulatory;
3.	mine operations;	11.	government/ international relations;
4.	project development;	12.	communications / investor relations;
5.	environment / health / safety / corporate social responsibility;	13.	human resource management / compensation;
6.	corporate finance;	14.	corporate governance; and
7.	mergers and acquisitions;	15.	information technology
8.	accounting and audit;

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The Board skills matrix is confirmed on at least an annual basis in light of the then current strategy and other plans of the Corporation. The Board, collectively, possesses the skills required to effectively oversee the execution of the current strategy of the Corporation.

DIVERSITY

The NCGC recognizes the benefits of a diversity of views on the Board, achieved through a diversity of knowledge, skills, competencies, experiences, race, gender or otherwise. The Board, as currently comprised, includes a diversity of skills and experience in the areas referenced above in the Board skills matrix, one member who was born and raised in Africa where IAMGOLD has significant operations and assets, one member whose background and substantial experience is outside of the mining industry and who brings a fresh perspective to the business, and one woman with significant experience in the mining industry.

Recommendations concerning director nominees are, foremost, based on merit, qualifications and performance, but diversity is a key focus. Gender is one form of diversity that is particularly considered by the NCGC. Given that women have typically been underrepresented on boards, and recognizing the benefits of diversity, including gender diversity, where Board renewal or expansion of the Board is being considered, the NCGC will place an emphasis on identifying qualified female candidates, and will prioritize the selection of women, within the context of the knowledge, skills, competencies and experiences the Board requires. The Board currently includes one female director, representing 13% of the Board.

The Board expects that, as part of its normal renewal process over the next one to four years, some current directors will choose to step down from the Board and new directors will be added. Within the context of the knowledge, skills, competencies and experiences the Board requires, it is the Board’s goal to add at least one additional woman director, bringing the total number of women directors to at least two.

The Board also recognizes the potential benefits of diversity, including gender diversity, at the level of executive management, having direct responsibility for the day-to-day management of the Corporation. Currently three of ten executive management positions in IAMGOLD, or 30%, including major subsidiaries, are held by women. While merit, qualifications and performance are fundamental considerations in recruitment and appointment, the Board considers the level of representation of women, together with the level of overall diversity in the Corporation, in executive management when making or approving executive management and other appointments. It is the Board’s goal to maintain at least 30% of executive management roles as being performed by women.

Reflective of its commitment to diversity, IAMGOLD is one of the corporate partners of the Canadian Board Diversity Council and members of senior management participate in the Council’s Diversity 50 initiative, which promotes efforts to increase diversity generally, including gender diversity, on the boards of Canada’s 500 largest organizations. Further, the Chair and the President & CEO of IAMGOLD are members of the 30% Club in Canada – an organization committed to meaningful, sustainable improvement in gender balance on boards and in senior management. IAMGOLD’s commitment to diversity generally, including the representation of women in the workforce, permeates from the Board down to local sites of operations across the world. IAMGOLD focuses on reducing the number of expatriates at its regional offices, operations and projects throughout the world, in order to provide opportunities for citizens of host countries. Women are represented at all levels of the Corporation. In recognition of its commitment and efforts to improve diversity, the Corporation was globally selected by Bloomberg with respect to Bloomberg’s Gender Equality Index related to the transparency in gender reporting and advancing gender equality. This Index identifies top global companies who are leading the way in how they advance women in their workplaces, their products, and their host communities. The Corporation was one of 17 resource sector companies in the Index.

Diversity Policy

The Board has adopted a formal, written diversity policy relating to diversity, including gender diversity, among the Board, executive management and the general organization of the Corporation. The purpose of such policy is to promote an environment which will provide a wide range of knowledge, skills and experience to be called upon. Under the policy, the potential benefits of a diverse leadership, including an appropriate number of women, to the sustained success of IAMGOLD are recognized and the NCGC is tasked to consider, in its director nomination recommendations, an appropriate level of diversity, including gender diversity. Under the diversity policy, the NCGC is to assess the level of diversity on the Board on at least an annual basis and report to the Board on the diversity factors being used to evaluate director candidates. As the NCGC has determined that women continue to be underrepresented on the Board, it has recommended, and the Board has accepted, a goal of adding at least one additional woman director as part of the normal Board renewal process over the next one to four years to bring the total number of women directors to two. With respect to executive management and the general organization of the Corporation, on at least an annual basis, the President & CEO, with the assistance of the Senior Vice-President, Corporate Affairs, Health, Safety, Sustainability & People, is to assess the level of diversity. As previously noted, it is the Board’s goal to maintain at least 30% of executive management roles as being performed by women.

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BOARD PERFORMANCE ASSESSMENT

The NCGC annually assesses the performance of the Board, as a whole, its Chair, its committees, and individual directors. Such assessments are carried out through a combination of written questionnaires, which may vary from year to year, and interviews by the Chair of the NCGC with each of the directors, which address, among other things, Board composition and structure, Board and committee leadership, Board culture, Board relationships, overall Board and committee effectiveness, and individual director performance. The Chair of the NCGC reviews with the NCGC the results of the questionnaires and interviews and the NCGC recommends to the Board any actions considered necessary or advisable to assist the Board in continuing to function effectively or to otherwise enhance its processes and performance. The NCGC has the authority to engage external, independent advisors to assist with director performance assessments, as part of its overall Board evaluation process. Director performance, assessed against the competencies, skills and actual contributions the director brought to the Board during the year, factors significantly in the nomination of incumbent directors.

TERM LIMITS AND RETIREMENT

Rather than arbitrary age or term limits, which the Board has not adopted, merit, in view of the knowledge, skills, competencies and experiences that the Board should possess from time to time, and performance, are the focuses in director recruitment, nomination and renewal processes. The NCGC, and the Board, have an effective director performance evaluation process which is a better determinant of fitness for continued service on the Board than mere age or term served. Regular, at least annual, evaluation of Board and individual director performance determines the need for Board renewal or replacement of any non-performing director as opposed to strictly age or tenure. Arbitrary age or term limits would cause the Board to lose experienced and valuable Board members who have acquired significant knowledge of IAMGOLD and its business over the years of service. However, Board renewal is actively considered by the NCGC, with a view to, in addition to a diversity of representation and views, continuing to maintain fresh perspective on the Board, as demonstrated by the appointment of four new directors, or 50% of the Board, since 2011.

DIRECTOR COMPENSATION

As set out under “Director Compensation” on pages 45 and 46, the NCGC recommends to the Board the structure and amount of director compensation. In making such recommendations, it considers the time commitment, risks, responsibilities and required professional competencies involved in a directorship with IAMGOLD, as well as market data pertaining to the compensation paid to directors of peer group companies, and other information from independent compensation experts.

The NCGC recognizes that the recommended compensation for directors must not compromise their independence and ability to make appropriate judgments, including overseeing the compensation paid to management. The director compensation program does not include excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of shareholders and toward those of management, and does not otherwise have problematic pay practices that could compromise the independence of directors.

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DIRECTOR SHARE OWNERSHIP

With a view to further aligning director and shareholders’ interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of Common Shares ($600,000 for the Chair of the Board), to be achieved within the later of five years of October 1, 2011 or becoming a director. Except for Mr. Gagel, who was appointed to the Board on August 8, 2018, all directors have met their minimum share ownership requirements, as set out under “Director Share Ownership” on pages 47 and 48 of this Circular.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership requirement, there is no requirement for the director to purchase additional shares should the value of the director’s holdings fall below the requirement. The higher of the purchase price or market value of shares acquired is used to determine if whether a director has initially achieved the share ownership requirement.

INDEPENDENCE AND IN CAMERA SESSIONS

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by Canadian and United States securities regulatory authorities, specifically, a director who has no direct or indirect material relationship with IAMGOLD and is not otherwise deemed, under applicable regulatory requirements, to be non-independent. A “material relationship” with IAMGOLD being a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of shares of the Corporation (which is encouraged) constitutes such a material relationship.

The Board, through the NCGC, at least annually, reviews each director’s relationships with the Corporation to confirm his or her independence from time to time. The NCGC obtains information relating to these relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire that seeks to determine the connections, if any, of a director, family member or controlled entity of the director, to IAMGOLD. After consideration of all relevant relationships, the Board has determined that all directors and director nominees for this year’s election of directors, except for the President & CEO (solely because he is part of management), are independent.

The Chair of the Board is independent and separate from the President & CEO. The Board and its committees act independently, including, generally, conducting part of each of their meetings in camera (without management, affiliated, non-independent directors present) and deliberating and resolving on proposed actions from management and other material matters in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors. A total of 27 such in camera sessions during Board and Board committee meetings were held in 2018. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management or any non-independent director not be present for all or any part of a meeting.

In camera sessions have pertained to consideration of the President & CEO’s performance, compensation and succession, and any material transaction, agreement or other matter. In addition to in camera sessions held at Board and Board committee meetings, with a view to the integrity and reliability of the financial statements, the AFC regularly holds, absent management, sessions with the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

MEETING FREQUENCY, TIME COMMITMENT, ATTENDANCE AND INTERLOCKS

The Board met seven times in 2018. When recommending director nominees for election to the Board, the NCGC importantly considers attendance at Board and committee meetings. Absent compelling reasons, it is critical for directors to adequately perform their duties and responsibilities to the Corporation that they attend all meetings. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review financial reporting. Other committees of the Board meet at least twice each year and typically more frequently to ensure their mandates are adequately performed. Committees of the Board held a total of 20 meetings in 2018. The following table sets out the attendance record for directors for 2018.

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Directors’ Meeting Attendance

Name	Board Meetings		Committee Meetings		Total Board/ Committee Meetings
John E. Caldwell	7 of 7	100%	7 of 7	100%	14 of 14	100%
Donald K. Charter*	7 of 7	100%	8 of 8	100%	15 of 15	100%
Ronald P. Gagel**	3 of 3	100%	1 of 1	100%	4 of 4	100%
Richard J. Hall	7 of 7	100%	12 of 12	100%	19 of 19	100%
Stephen J. J. Letwin	7 of 7	100%	Not Applicable	Not Applicable	7 of 7	100%
Mahendra Naik	7 of 7	100%	9 of 9	100%	16 of 16	100%
Timothy R. Snider	7 of 7	100%	13 of 13	100%	20 of 20	100%
Sybil E. Veenman	7 of 7	100%	11 of 11	100%	18 of 18	100%

* As Chair of the Board, Mr. Charter attends all meetings of all committees of the Board, whether or not a formal member of a committee.
**Mr. Gagel was appointed to the Board as of August 8, 2018.

The NCGC reviews outside directorships and committee appointments held by director nominees, including the President & CEO. The NCGC considers whether each of the director nominees, including the President & CEO, is reasonably able to make the expected time and resource commitment required for service on the IAMGOLD Board. The NCGC has determined that no director nominee sits on such number of other boards of directors that could compromise the expected commitment to IAMGOLD.

In addition to the number of outside boards on which a director nominee sits, the NCGC will consider the nature of the company or entity on whose board the director nominee sits, the complexity of the business, its legal obligations and the likely demand on a director’s time and resources (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also considers whether the company, or entity is listed on a stock exchange, and the seniority and demands of the stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange), all with a view to determining whether a director nominee can devote the required time and resources to IAMGOLD.

The NCGC has found each of this year’s director nominees, as reflected in their 100% attendance at the previous years’ Board and Board committee meetings, as having the ability to commit the time and resources necessary to adequately oversee the conduct of IAMGOLD’s business and affairs.

The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors, such as those that comprise the HRCC, and executive officers of the Corporation, at other public companies.

BOARD ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Board are prescribed by applicable law, its adopted mandate and the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation, through the oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation and protection of shareholder value. The Board oversees the following matters, among others:

1.     the adoption of strategic, capital and operating plans and budgets, at least annually;

2.    the performance of the President & CEO and other executive officers with a view to the successful execution and implementation of the strategic plan adopted by the Board;

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3.    IAMGOLD’s code of business conduct and ethics and the maintenance of a culture of integrity throughout the organization;

4.    effective governance through the adoption of sound corporate governance structures and practices designed to ensure the Corporation’s assets are protected, its reputation is preserved and it continues to comply with all laws applicable to its business, wherever conducted;

5.    the identification of risks to IAMGOLD’s business and the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

6.    the establishment of a communications policy to facilitate communications with investors and other stakeholders and avoid selective disclosure of material undisclosed information;

7.    executive management succession planning, including appointing, training and monitoring executive management – including through regular presentations to the Board by executives to assist the Board in making first-hand assessments of their competencies; and

8.    director succession planning, such that the Board remains appropriately balanced in terms of the strategic skills, competencies and experience and diversity required amongst its members, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions that will maintain the long-term creation and protection of shareholder value. The full responsibilities of the Board are set out in its mandate, a copy of which is attached to this Circular as Appendix “A”.

Directors are expected to be familiar with the Code of Business Conduct and Ethics and, in particular, the rules concerning the reporting of conflicts of interest and withdrawing from any discussion, assessment or decision of the Board relating to any matter in which a director is conflicted. In addition to the Code of Business Conduct and Ethics, all of the Corporation’s directors are subject to the requirements of the Canada Business Corporations Act, the Corporation’s incorporating legislation, and where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director, where appropriate, shall not vote on the matter.

COMMITTEES OF THE BOARD

The Board, to assist it in the performance of its mandate and oversight of the management of the Corporation, has formed a standing AFC, HRCC, NCGC and SERC. The Board may form other committees from time to time, as necessary or appropriate, to adequately address specific matters. The members of each committee are comprised exclusively of independent directors and have the expertise necessary to successfully fulfill the mandates of their respective committees.

The chair of a committee is appointed by that committee’s members, in consideration of the recommendations of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed and approved by the committees and the Board on at least an annual basis. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”). Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors as it may deem necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and Board committee mandates, collectively, are designed to provide the necessary governance framework to fulfill the Board’s duties and responsibilities and effective oversight of management in the conduct of the Corporation’s business and affairs and the execution of the strategy adopted by the Board.

Audit and Finance Committee

The AFC currently consists of four independent directors. The overall mandate of the AFC is to review and recommend for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures, prepared by management, as well as oversee the control environment surrounding the process of preparing such disclosure. The review of the process entails oversight of internal and external auditors that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements and the assumptions and estimates of management reflected in the financial statements. The AFC monitors the external auditor’s independence and, in maintaining the independence of the external auditor, pre-approves the non-audit services and fees of the external auditor. The AFC recommends to the Board, each year, the nomination of an external auditor and regularly monitors the performance of the external auditor. The lead audit engagement partner is rotated at least every five years by the external auditor. The AFC, together with management and the internal auditor of the Corporation, which auditor reports directly to the AFC, is also charged with the identification, prevention, detection and mitigation of financial control risks. In addition to private sessions with the internal and external auditors to discuss their audits, attestation processes and cooperation from management, the AFC also holds private sessions with the CFO to discuss human resources. In addition, the AFC oversees financial planning and related policies as well as proposed capital expenditures and investments.

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For purposes of applicable securities regulatory requirements, upon a recommendation from the NCGC, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to its affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before their appointment to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation’s financial statements. The Board also confirms familiarity with the application of accounting principles, including in respect of estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

The AFC held four meetings in 2018. The current members of the AFC are John E. Caldwell (as Chair), Mahendra Naik, Richard J. Hall and Ronald P. Gagel. Additional disclosure with respect to the AFC may be found in the Corporation’s most recent Annual Information Form, under the heading “Item VIII – Audit and Finance Committee”, at pages 145 through 149, which has been filed on SEDAR and incorporated in the most recent Form 40-F of the Corporation filed in the United States on EDGAR. Such information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Corporate Secretary of the Corporation at: info@iamgold.com.

Human Resources and Compensation Committee

The HRCC currently consists of three independent directors. Each member is experienced in matters pertaining to human resources and executive compensation by virtue of having been senior executives of publicly traded companies as well as members of boards and committees of other public companies. Its roles and responsibilities, together with management, include the development of a responsible pay-for-performance compensation program and the administration of the Corporation’s shareholder approved Share Incentive Plan (described earlier in this Circular) that provides the Board with the means to reward performance in the form of equity and further align the interests of management with those of shareholders.

Further information with respect to the pay-for-performance philosophy, guidelines, metrics, targets and market information used by the HRCC in the process of recommending to the Board the amount and the form (cash and/or equity) of the compensation to be awarded to executive management, may be found in the Statement of Executive Compensation included earlier in this Circular.

Information related to the retention of any independent compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management, any services performed by such consultant for management must be pre-approved by the HRCC.

The HRCC held five meetings in 2018. The current members of the HRCC are Timothy R. Snider (as Chair), Mahendra Naik and Ronald P. Gagel.

Nominating and Corporate Governance Committee

The NCGC currently consists of three independent directors. Its primary responsibility, in addition to the recommendation to the Board of suitable nominees for election to the Board, is to oversee the Corporation’s continued compliance with evolving corporate governance requirements of applicable regulatory authorities, through the recommendation of appropriate corporate governance structures and practices. It also advises the Board on evolving corporate governance best practices, which often exceed regulatory requirements and are adopted as appropriate for IAMGOLD. The NCGC evaluates the performance of the Board, its committees, the Board and committee chairs, and individual directors on at least an annual basis. In developing its recommendation of suitable director nominees, the NCGC considers the performance or contributions of incumbent directors, the mix of competencies, skills and experiences required for effective oversight of IAMGOLD’s business and operations and the overall diversity of the Board. The NCGC discusses with the Board the diversity factors taken into account in the nominations including, particularly, gender diversity, as the Board has recognized a need to increase the level of representation by women. The size of the Board, the continuing education of directors and their compensation are also reviewed by the NCGC.

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The NCGC held three meetings in 2018. The current members of the NCGC are Sybil E. Veenman (as Chair), Donald K. Charter and John E. Caldwell.

Safety, Environment and Reserves Committee

The SERC currently consists of three independent directors. The mandate of the SERC is to assist the Board in the oversight of management’s fulfillment of IAMGOLD’s social responsibilities at all operations, wherever situated, the Corporation’s compliance with applicable environmental, health and safety laws, the implementation by management of socially responsible, best practices to monitor and limit the environmental footprint of the Corporation’s operations, prevent worker injury (such as through the use of leading health and safety performance indicators) and effectively restore and reclaim properties. The SERC monitors the safety and security environment and practices associated with IAMGOLD’s operations. The mandate of the SERC also includes overseeing the process of the preparation of the Corporation’s resources and reserves estimates, the operation of controls to ensure estimation in accordance with applicable regulatory standards and the related scientific and technical disclosure of resources and reserves estimates, including compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects) adopted by Canadian securities regulatory authorities.

The SERC held eight meetings in 2018. The current members of the SERC are Richard J. Hall (as Chair), Timothy R. Snider and Sybil E. Veenman.

POSITION DESCRIPTIONS

The Board has developed a written position description for the Chair of the Board. The current Chair of the Board is Donald K. Charter. The primary responsibilities (in addition to those dictated by the mandate of the Board, attached to this Circular as Appendix “A”) of the Chair are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and shareholders of the Corporation, oversee the content of all information that directors and shareholders are provided and ensure that the same is provided reasonably in advance of their meetings, and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chair acts as the primary liaison between the Board and executive management.

The Chair of the Board is, as determined by the Board, independent. The Chair facilitates communication among the Corporation’s independent directors and between the independent directors and executive management. He or she is responsible for leading the Board and organizing it to function constructively and independently of management. The Chair reviews any comments, recommendations or requests made by independent directors and oversees the process by which unfettered information to independent directors is made available regarding the Corporation’s activities.

The mandates of the committees of the Board, which are recommended by the committees themselves and the NCGC and approved by the Board as sufficient to fulfill the Board’s mandate, define the authority, roles and responsibilities of each of the committees and the committee chairs. Committee chairs may take from their respective committee mandates their position descriptions. These mandates may be accessed on the Corporation’s website (at www. iamgold.com, under “Corporate Governance”).

The Board and the President & CEO have developed written position descriptions for the President & CEO and other executive management. The primary responsibility of the President & CEO is to provide leadership of the management of the Corporation. The President & CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, and monitoring of performance of executive management, managing and monitoring the various exploration, development and producing assets of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s reputation. The President & CEO acts as the primary spokesperson for the Corporation. The President & CEO is directly accountable to the Board. Upon the President & CEO’s retirement or other departure from the Corporation, the President & CEO would resign his or her directorship.

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DIRECTOR ORIENTATION AND CONTINUING EDUCATION

In respect of the orientation of new directors to the roles and responsibilities of the Board, its committees and individual directors, as well as the nature and operation of IAMGOLD’s business, new directors may personally meet with the Chair, the President & CEO, other independent directors or executive management. Tours of IAMGOLD’s operations are made available. Information and advice is also made available to directors by the Corporation’s general counsel regarding the duties and obligations of directors under applicable law. The mandates of the Board and its committees, the Code of Business Conduct and Ethics, minutes of the meetings of the Board and its committees and the most recent annual report, annual information form and management information circular are also provided.

To assist directors with remaining current with respect to their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing director education:

1.	directors are canvassed to determine their educational needs and interests;

2.	directors are encouraged to participate in seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation;

3.	visits to the Corporation’s various exploration, development and producing operations are arranged;

4.

directors are regularly and timely provided with updates from the President & CEO and other members of the executive management team regarding strategic issues or events affecting IAMGOLD, including the competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact IAMGOLD’s business; and

5.	directors have full access to senior management and employees with respect to any information they may need in order to properly perform their duty of oversight.

In addition to information at Board and committee meetings, directors regularly receive, in the context of Board dinners, presentations from management or outside parties with respect to developments relevant to the Corporation.

MAJORITY VOTING

As part of the high standard of governance structures and practices of the Corporation, the Board has adopted a majority voting policy in respect of the election of directors. This policy applies in uncontested elections only. Directors are voted on individually and not as a slate, on an annual basis.

Any individual director nominee that, in respect of the votes submitted at a meeting to elect directors, has more than 50% of the votes withheld from rather than voted for his or her election would, subject to the limited discretion of the Board, not be accepted as a director. If more than 50% of the votes are withheld from rather than voted for a director’s election, in the case of an incumbent director, such director shall immediately tender his or her resignation to the Board, which resignation should be accepted and effective, absent exceptional circumstances, within 90 days of the shareholders meeting. A news release will promptly follow the decision on the resignation. The NCGC will decide whether to recommend to the Board that the Board accept the resignation of the director. In recommending to the Board whether to accept the resignation of the director or not, the NCGC will review the results of the shareholder vote, applicable regulatory requirements in respect of the constitution of the Board and certain of its committees and, in respect of incumbent directors, the particular director’s attendance at Board and committee meetings, the contribution of the director to Board and committee discussions and the director’s performance assessment, recognizing that it is only in those circumstances that are exceptional that a resignation would be recommended against. In addition, it will consider any expressed reasons for a withhold vote, the merits of such reasons and the ability to rectify concerns.

The director whose resignation is being deliberated on in accordance with this policy does not participate in the NCGC’s or the Board’s deliberation or the Board vote as to whether to accept his or her resignation. In the case of a resignation, the Board may appoint a new director to fill the vacancy created, in accordance with applicable law, until the next annual general meeting of the Corporation.

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ADVANCE NOTICE OF DIRECTOR NOMINATIONS

In addition to a majority voting policy, also as part of the high standard of governance structures and practices of the Corporation, the Corporation’s by-laws require that any shareholder seeking to nominate a director at a shareholder meeting provide reasonable advance notice of the individual(s) the shareholder intends to nominate and certain other information important for other shareholders to be able to make an informed decision on the nominee(s). The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees – the requirements being no more onerous than the requirements the Board is to meet in its nominations. This allows the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all shareholders a reasonable opportunity and sufficient information to evaluate all proposed director nominees and the Board’s recommendations in order that they be able to may make an informed vote with respect to every director nominee.

CODE OF BUSINESS CONDUCT AND ETHICS

Consistent with and to protect the integrity and reputation of the Corporation, the Board has adopted a Code of Business Conduct and Ethics for the directors, officers and employees of IAMGOLD. Service providers, at the time of being contracted, are similarly required to acknowledge and abide by the provisions of the Code. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of interest with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used solely for its benefit, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with, wherever business is conducted. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director shall disclose his or her interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

Any material departure from the Code by a director or executive officer must be promptly disclosed. There were no such departures from the Code in 2018. The Board believes that providing a means through which concerns may be raised about ethical conduct or departures from the Code, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to allegations concerning the violation of laws or the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the Chair of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon election, appointment or employment, and each year thereafter, each director, officer or employee acknowledge an understanding of the Code’s requirements. Given the fundamental nature of the Code, any transgression of its requirements by any officer or employee of the Corporation is grounds for termination of employment.

ENVIRONMENTAL AND SOCIAL GOVERNANCE

Consistent with the high standard of governance the Corporation is committed to in its affairs is the recognition that community or social license in the places of the Corporations operations is at least as important as strict compliance with legal and regulatory obligations to the successful operation of the Corporations business. IAMGOLD works to conduct its business in ways that are principled, transparent and accountable to stakeholders, all with a view to the creation and preservation of long-term shareholder value. We focus our efforts where we can have the most positive impact on our business and society, including issues related to environmental sustainability, trust, culture and human capital. As a reflection of the importance of these matters, a separate committee of the Board was formed, namely the SERC, to oversee management’s execution of the Zero Harm strategic framework adopted by the Board. The implementation of the Zero Harm framework is an ongoing journey which we continue in partnership with our internal and external stakeholders.

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In recognition of its commitment and efforts in the areas of environmental and social governance, the Corporation received, from the Mining Association of Canada, the TSM Community Excellence Award and the TSM Leadership Award. Such awards were given to recognize the Corporation’s innovative achievement in community engagement and the meeting or exceeding Level A ranking across all 6 indicators for TSM.

We invite you to explore the wide range of IAMGOLD environmental, social, and governance reporting and data available at http://hss.iamgold.com/.

INTEREST OF INFORMED PERSONS IN
MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2018, or are proposed to be entered into, which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer of the Corporation since January 1, 2018, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR and EDGAR. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, and upon request to the Corporate Secretary of the Corporation or the Investor Relations, Lead, by phone at 416-360-4710 or by e-mail at info@iamgold.com, with:

(i)	a copy of the current annual information form of the Corporation, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the comparative financial statements of the Corporation for the year ended December 31, 2018, together with the report of the auditor thereon; and

(iii)	a copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2018

Shareholder Proposals

To be eligible for inclusion in the Circular for the 2020 meeting of Shareholders, shareholder proposals must be prepared in accordance with applicable rules governing shareholder proposals and must be received at the Corporation’s head office, at 401 Bay Street, Suite 3200, Toronto, Ontario, M5H 2Y4, on or before December 1, 2019.

IAMGOLD Board Approval

The Board has approved the contents and sending of this Circular to shareholders.

DATED at Toronto, Ontario, this 26th day of March, 2019.

BY ORDER OF THE BOARD

Stephen J. J. Letwin
President and Chief Executive Officer

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APPENDIX ‘A’ – BOARD OF DIRECTORS MANDATE

IAMGOLD CORPORATION

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to provide stewardship over the Corporation and to review the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to review the Corporation’s business conduct. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for reviewing its affairs, including selecting its chair and constituting committees of the Board.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to review compliance with applicable legal requirements and documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

A.	review the management of, the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D.

act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.

the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chair of the Board or the president of the Corporation;

C.	the issue of securities except as authorized by the Board;

D.	the declaration of dividends;

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E.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

F.

the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

G.	the approval of a management proxy circular;

H.	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

I.	the approval of an amalgamation of the Corporation;

J.	the approval of an amendment to the articles of the Corporation;

K.	the approval of annual financial statements of the Corporation; and

L.	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to review and approve the strategic planning process in place for the Corporation and to review the development of strategic plans and approving the strategy through which the Corporation proposes to achieve its long term objectives and goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Enterprise Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the primary risks of the business of the Corporation and to review the effectiveness of the enterprise risk management systems in place to monitor and review those risks with a view to preserving the long-term viability and to enhance the performance of the Corporation.

(d)	Appointment, Training and Monitoring of Senior Management

The Board has the responsibility to:

(i)	appoint the CEO and, together with the CEO, to develop a position description for the CEO;

(ii)

with the advice of the human resource and compensation committee of the Board (the “Compensation Committee”), develop objectives that the CEO is responsible for achieving and to monitor and assess the performance of the CEO in achieving those objectives;

(iii)	with the advice of the Compensation Committee, approve the compensation of the CEO;

(iv)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(v)	develop, to the extent considered appropriate, position descriptions for the chair of the Board, the chair of each committee of the Board and individual directors;

(vi)	approve the appointment of all corporate officers;

(vii)	with the advice of the Compensation Committee, consider, and if considered appropriate, approve incentive-compensation plans and equity-based plans of the Corporation; and

(viii)	review training and development of senior management and members of the Board and to provide orderly succession of management, including the CEO.

(e)	Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other senior officers of the Corporation and to review and assess the extent to which the CEO and such other senior officers are creating a culture of integrity throughout the Corporation.

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(f)	Policies, Procedures and Compliance

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	compliance with applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)

with the advice of the Safety, Environment and Reserves Committee (the “SER Committee”), setting appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)	with the advice of the SER Committee, establishing appropriate health and safety policies and programs for its employees in the workplace;

(v)

with the advice of the Nominating and Corporate Governance Committee (the “Governance Committee”), developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

(vi)	with the advice of the Governance Committee, monitoring the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)	Reporting and Communication

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

	(i)	policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)

with the advice of the Audit and Finance Committee (the “Audit Committee”), reviewing the adequacy of the continuous disclosure program including reporting financial results and other required disclosure of the Corporation to shareholders, other security holders and regulators such that material information is disseminated on a timely and regular basis;

	(iii)	with the advice of the Audit Committee, reviewing the reporting of financial results, which reporting is to be fair and in accordance with applicable generally accepted accounting principles;

	(iv)	with the advice of the Audit Committee, reviewing the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

	(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)

monitoring the Corporation’s progress in achieving its goals and objectives and revising and, through management, altering strategic and tactical plans of the Corporation in response to changing circumstances;

	(ii)	considering taking action when performance falls short of the goals and objectives or when other special circumstances warrant;

	(iii)	reviewing and approving material transactions involving the Corporation;

	(iv)	implementation and ongoing adequate internal control and management information systems;

	(v)	with the advice of the Governance Committee, assessing the individual performance of each Director and the collective performance of the Board; and

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(vi)	with the advice of the Governance Committee, reviewing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

Directors should exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally. The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which the director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with and abide by the provisions of the Code of Business Conduct and Ethics.

(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should advise the chair of the Nominating and Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

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6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

Management may be asked to participate in any meeting of the Board. The Board should meet separately from management as considered appropriate in order that the Board functions independently of management. The independent Directors should meet with no members of management present as considered appropriate.

8.	Committees

The Board has established an Audit Committee, a Compensation Committee, aSER Committee and a Governance Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chair of each committee should report to the Board following meetings of the committee. The Board should review the charter of each standing committee annually.

9.	Evaluation

The Board, in conjunction with the Governance Committee, and each of the committees of the Board, should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

Each Director will be subject to an annual evaluation of his or her individual performance.

10.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Corporate Governance Committee.

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APPENDIX ‘B’ – 2018 VOTING RESULTS

Motions	FOR	% FOR	Against / Withheld	% Against / Withheld
Elect John E. Caldwell as Director	282,530,711	98.92	3,080,000	1.08
Elect Donald K. Charter as Director	269,077,644	94.21	16,533,067	5.79
Elect Richard J. Hall as Director	283,291,515	99.19	2,319,196	0.81
Elect Stephen J.J. Letwin as Director	275,032,526	96.30	10,578,185	3.70
Elect Mahendra Naik as Director	262,194,003	91.80	23,416,708	8.20
Elect Timothy R. Snider as Director	280,702,106	98.28	4,908,605	1.72
Elect Sybil E. Veenman as Director	282,287,109	98.84	3,323,602	1.16
Appointment of Auditors	336,131,728	98.50	5,130,094	1.50
Executive Compensation	271,487,717	95.06	14,122,992	4.94
Share Incentive Plan	255,589,964	89.49	30,020,746	10.51

Total Shares Issued and Outstanding:	466,432,973
Total Shares Voted:	341,261,822
Percentage of Outstanding Shares Voted:	73.16%

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